BALLARD POWER SYSTEMS INC.

and

WEICHAI POWER CO., LTD.

RESEARCH AND DEVELOPMENT AGREEMENT
as of
November 13, 2018

TABLE OF CONTENTS
ARTICLE 1 INTERPRETATION2
Section 1.1Defined Terms    2
Section 1.2Schedule    10
Section 1.3Gender and Number    10
Section 1.4Headings, etc.    10
Section 1.5Currency    10
Section 1.6Certain Phrases, etc.    11
Section 1.7References to Persons and Agreements    11
Section 1.8Statutes    11
Section 1.9Non-Business Days    11
Section 1.10General Interpretation    11
ARTICLE 2 DEVELOPMENT PROGRAMS12
Section 2.1Definition and Objective    12
Section 2.2Transfer to JVCo    13
Section 2.3Statements of Work    14
ARTICLE 3 THE WORK14
Section 3.1Ordering Work Packages    14
Section 3.2Subject Matter of the Work Packages    14
Section 3.3Performance of the Work by Ballard    15
Section 3.4Weichai Responsibilities    16
Section 3.5Training of Personnel    16
Section 3.6Progress Reports and Final Report    16
Section 3.7Use of Affiliates    17
Section 3.8Subcontractors    17
Section 3.9Work – Warranty Exclusion    18
Section 3.10Incidental Terms and Conditions    18
ARTICLE 4 MODIFICATIONS18
Section 4.1Modifications    18
ARTICLE 5 APPROVAL OF DELIVERABLES19
Section 5.1Approval of Work and Deliverables    19
Section 5.2Notice of Disagreement    19
Section 5.3Resolving Failures to Agree    20
ARTICLE 6 DELIVERABLE AND MILESTONE FAILURE20
Section 6.1Notification and Review    20
Section 6.2Deliverable Failure    22
Section 6.3Milestone Failure    23

( i )

ARTICLE 7 ADVISORY COMMITTEE23
Section 7.1Lead Representatives    23
Section 7.2Advisory Committee    23
Section 7.3Duties of the Advisory Committee    24
Section 7.4Meetings of the Advisory Committee    24
Section 7.5Meeting Minutes    25
Section 7.6Notice of Advisory Committee Meetings    25
Section 7.7Action by the Advisory Committee    25
ARTICLE 8 CHANGE MANAGEMENT PROCESS25
Section 8.1General    25
Section 8.2Initiation of Changes    26
Section 8.3Initial Response to Change Order Request    26
Section 8.4Advisory Committee Review    27
Section 8.5Change Order Proposal    27
Section 8.6General    27
ARTICLE 9 INTELLECTUAL PROPERTY28
Section 9.1Background IP    28
Section 9.2R&D Technologies    28
Section 9.3Modifications    29
Section 9.4Grant-back License    29
Section 9.5Filing and Prosecution of R&D Technologies    30
ARTICLE 10 PAYMENTS30
Section 10.1R&D Fees    30
Section 10.2Package Costs, Ancillary Costs and Expenses    30
Section 10.3Invoicing and Payment    31
Section 10.4Method of Making Payments    31
Section 10.5Failure to Pay When Due    31
Section 10.6Taxes    31
ARTICLE 11 FUTURE MARKETS AND TECHNOLOGIES32
Section 11.1Future Markets    32
Section 11.2Future Technologies    32
Section 11.3Future Technologies Right of First Offer    32
Section 11.4Localization of the MEA    32
ARTICLE 12 EXCLUSIVITY33
Section 12.1Non-Competition: Ballard    33
Section 12.2Non-Competition: Weichai    33
ARTICLE 13 TERM AND TERMINATION33

( ii )

Section 13.1Term    33
Section 13.2Termination by Weichai    33
Section 13.3Termination by Ballard    34
Section 13.4Consequences of Termination    35
Section 13.5Survival – General    35
ARTICLE 14 REPRESENTATIONS, WARRANTIES AND COVENANTS36
Section 14.1Mutual Representations and Warranties    36
Section 14.2Weichai Representations, Warranties and Covenants    37
Section 14.3Ballard Representations, Warranties and Covenants    38
ARTICLE 15 INDEMNIFICATION39
Section 15.1Mutual Indemnification    39
Section 15.2Indemnification by Weichai    39
Section 15.3Indemnification by Ballard    40
Section 15.4Indemnification Procedure    40
Section 15.5Insurance    42
ARTICLE 16 LIMITATION AND RELEASE43
Section 16.1Ballard Limitation and Release    43
Section 16.2Weichai Limitation and Release    44
ARTICLE 17 FORCE MAJEURE44
Section 17.1Consequences of Force Majeure    44
Section 17.2Notice of Force Majeure and Time Limits Extended    44
Section 17.3Elimination of Force Majeure    45
Section 17.4Continuation of Force Majeure    45
ARTICLE 18 CONFIDENTIALITY45
Section 18.1Confidentiality Obligations    45
Section 18.2Confidentiality and Third Parties    46
Section 18.3Publicity and the Content of the Definitive Transaction Documents    47
Section 18.4Treatment of Confidential Information    47
Section 18.5Equitable Remedies    47
Section 18.6No Waiver by Virtue of Non-Exercise of Rights    47
Section 18.7Prior Confidentiality Agreement    48
ARTICLE 19 DISPUTE RESOLUTION48
Section 19.1Settling Disputes    48
Section 19.2Referral to Senior Officers    48
Section 19.3Decision Binding    48
Section 19.4Submission to Arbitration    48
Section 19.5Arbitration Award    49
Section 19.6Acceptance and Implementation    49

( iii )

ARTICLE 20 MISCELLANEOUS49
Section 20.1Notices    49
Section 20.2Further Assurances    50
Section 20.3Expenses    50
Section 20.4Time of the Essence    50
Section 20.5Status    50
Section 20.6Third Party Beneficiaries    50
Section 20.7Amendments    51
Section 20.8Waiver    51
Section 20.9Entire Agreement    51
Section 20.10Successors and Assigns    51
Section 20.11Severability    51
Section 20.12Governing Law    52
Section 20.13Counterparts    52
Section 20.14Remedies Cumulative    52

( iv )

RESEARCH AND DEVELOPMENT AGREEMENT
This Research and Development Agreement is dated as of 2018
BETWEEN:
BALLARD POWER SYSTEMS INC., a company existing under the laws of British Columbia, having an office at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8
(“Ballard”)
AND:
WEICHAI POWER CO., LTD., a public company limited by shares and existing under the laws of the PRC (as defined below), whose registered office is at 197 Jia, Fushou East Street, High-Tech Development Zone, Weifang, PRC
(“Weichai”)
WHEREAS:
(A)Weichai is a leading equipment manufacturing group in the PRC specializing in the manufacturing and sale of a wide range of industrial products, including but not limited to diesel engines, drivetrain, auto parts and components and commercial vehicles.
(B)Ballard is a world leader in PEM fuel cell stack and system technology and is currently developing the LCS Stack for heavy-duty motive and other applications.
(C)Weichai and Ballard have entered into a Framework Agreement for Strategic Cooperation dated as of August 29, 2018 (the “Framework Agreement”), pursuant to which the Parties agreed to enter into a long-term strategic partnership (the “Strategic Cooperation”) to, among other things, research, develop, manufacture, market, sell, distribute and service the R&D Products for the Licensed Markets in the Territory (the “Business”).
(D)The Parties intend to establish a Sino-foreign equity joint venture company (the “JVCo”) in Shandong Province, PRC, to conduct the Business, pursuant to a definitive Joint Venture Agreement (the “JV Agreement”) entered into by and between the Parties on the same date of this Agreement. Ballard recognizes that Weichai intends to transfer its rights and obligations under this Agreement to JVCo as soon as practicable after it is established.
(E)Ballard intends to engage in an R&D program with JVCo in support of the Business.
(F)The Parties intend that, subject to the terms and conditions of a definitive MEA supply agreement to be entered into by and between JVCo and Ballard (the “MEA Supply Agreement”, with the final agreed form attached as Schedule C of the JV Agreement), JVCo will purchase MEA exclusively from Ballard, and Ballard wishes to sell MEA to JVCo, for integration into the Next-Gen Stacks to be manufactured by JVCo.

1

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereby agree as follows:
Article 1
INTERPRETATION

Section 1.1	Defined Terms
As used in this Agreement, the following terms have the following meanings:
“Advisory Committee” has the meaning set out in Section 7.2(1).
“Affiliate” of a Party means any other Person that, at any time, directly or indirectly Controls, or is under the Control of, or is under common Control with, such Party. For avoidance of doubt, for the purpose of this Agreement, the Affiliates of Ballard shall include BDF Holdings.
“Agreement” means this Research and Development Agreement (including the Schedules hereto) as the same may be supplemented or amended from time to time.
“Assumption Deadline” has the meaning set out in Section 15.4(2).
“Background IP” means any and all Intellectual Property Rights owned or held by either Party as at the date of this Agreement.
“Balance of Plant” means the components, devices, materials, processes and subsystems assembled or designed for assembly around a Fuel Cell Stack, which may include:

(a)	fuel supply subsystem;

(b)	air supply subsystem;

(c)	cooling subsystem;

(d)	ventilation subsystem;

(e)	safety subsystem;

(f)	Fuel Cell Module systems controls;

(g)	power distribution subsystem; and

(h)	Fuel Cell Module system components for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/ electromagnetic interference (EMC/EMI) protection;
which, together with a Fuel Cell Stack, takes fuel and delivers electricity for an application but, for greater certainty, excludes every item included in the definition of Fuel Cell Stack.
“Ballard Group” means, at any particular time, Ballard, BDF Holdings and any Person that is an Affiliate of Ballard at such time.
“Ballard Worker” means an employee of any member of the Ballard Group.
“BDF Holdings” means BDF IP Holdings Ltd., a company existing under the laws of Canada.
“Broad-Ocean” means Zhongshan Broad-Ocean Motor Co., Ltd.
“Bus” means a large motor vehicle, having a long body, equipped with seats or benches for passengers, usually operating as part of a scheduled service, including vehicles consisting of a bus-body attached to the truck cabin of a light-duty or medium-duty truck chassis.
“Business” has the meaning set out in Recital (C) above.
“Business Day” means any day which is not a Saturday, Sunday, public holiday or a day on which banks are not open for business in Vancouver, Canada or in Shandong Province, PRC.
“Canadian Taxes” has the meaning set out in Section 10.6(1).
“Change” has the meaning set out in Section 8.1(2).
“Change Management Process” manes the change management process set out in Article 8 and Schedule “E”.
“Change Order Proposal” has the meaning set out in Section 8.1(1)(a).
“Change Order Request” has the meaning set out in Section 8.1(1)(b).
“Claim” means any suit, action, proceeding, claim or demand.
“Commercial Truck” means a light-duty, medium-duty or heavy-duty truck used for carrying goods or fare-paying passengers.
“Commercial Vehicle OEM” means an original equipment manufacturer of Buses, Commercial Trucks or Forklifts.
“Confidential Information”, without limiting the generality of the generally accepted meaning of the term, includes all information, details and data relating to this Agreement, any Work Package, the Work, the other Definitive Transaction Documents and each Party (including, for this purpose, its Affiliates), including its assets, operations, methods of operating, customers, affairs, processes, personnel, prospects and plans and including non-published Intellectual Property Rights, know-how, business opportunities, and customer, financial, production, scientific and technical data and information, whether written, electronic, digital, graphic, visual, oral or otherwise, as well as samples or specimens thereof, howsoever or whensoever obtained by each Party or Representative thereof, together with all analyses, compilations, notes, data, studies or copies thereof. For the purposes of this Agreement, Confidential Information of Weichai includes all R&D Technologies and such R&D Technologies will not be construed as Confidential Information of Ballard for the purposes hereof.
“Control” of a corporation, limited liability company, other body corporate or other entity by a Person only occurs, for the purposes of this Agreement, if:

(a)
securities of the corporation, limited liability company, other body corporate or other entity to which are attached 50% or more of the votes that may be cast to elect directors of the corporation, limited liability company, other body corporate or other entity (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) or other rights to elect a majority of directors or such other members are held, other than by way of security or pledge only, by or for the benefit of that Person, or

(b)
the votes attached to those securities are sufficient, or such rights are sufficient, if exercised, to elect a majority of the directors (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) of the corporation, limited liability company, other body corporate or other entity.

“Damages” means, whether or not involving a Third Party Claim, any and all loss, liability, cost, claim, interest, fine, penalty, assessment, damages available at law or in equity, expense, including the costs and expenses of any action, application, claim, complaint, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto (including the costs, fees and expenses of legal counsel on a full indemnity basis without reduction for tariff rates or similar reductions and all reasonable costs of investigation) or diminution of value, but excluding loss of profits and consequential damages and excluding any contingent liability until it becomes actual.
“Definitive Transaction Documents” means this Agreement, the JV Agreement, JV Articles, the MEA Supply Agreement, the Technology License Agreement and the Weichai Trademark License Agreement.
“Deliverable” means any Product, Material and/or Work Product that is required to be delivered by Ballard to Weichai in accordance with each applicable Work Package.
“Deliverable Date” has the meaning set out in each applicable Work Package.
“Development Programs” has the meaning set out in Section 2.1(2) and Schedule “A”.
“Dispute” has the meaning set out in Section 19.1.
“Force Majeure” means an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, by the exercise of due diligence the Party claiming Force Majeure is unable to prevent or overcome, including acts of god, fire, explosion, civil disturbance, war, riot, insurrection, military or guerrilla action, terrorist activity, economic sanction, blockade or embargo, sabotage, flooding, earthquake, drought and action or restraint by the order of any governmental authority (so long as the Party claiming Force Majeure has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint by such governmental authority); provided, however, that a Party's own lack of funds will not constitute “Force Majeure” in respect of such Party.
[definitions related to commercially sensitive provisions redacted]
“Forklift” means a powered industrial vehicle that employs horizontal prongs that can be raised and lowered for loading, transporting and unloading goods.
“Forklift Modules” has the meaning set out in Section 2.1(2)(c) and Schedule “A”.
“Formation Date” means the date on which the first business license of JVCo is issued by the applicable governmental authority.
“FT Offer Notice” has the meaning set out in Section 11.3(1).
“FT ROFO” has the meaning set out in Section 11.3(2).
“Fuel Cell Module” means an integrated module consisting of:

(a)	one or more Fuel Cell Stacks; and

(b)	the Balance of Plant.
“Fuel Cell Stack” means a PEM fuel cell stack and components, devices, materials, processes and subsystems thereof necessary or desirable for the functioning of, and comprising part of, the fuel cell stack, including:

(a)	MEAs;

(b)	plates with flow fields for fuel, oxidant and/or coolant; and

(c)	seals and compression hardware; and may further include:

(i)	components for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/electromagnetic interference (EMC /EMI) protection; and

(ii)	electrical and mechanical interfaces.
“Fundamental Covenants” means the following covenants of Weichai that it will:

(a)	use only MEAs from Ballard for integration in R&D Products (including Modifications thereto, subject to the terms and conditions of the MEA Supply Agreement;

(b)	not sell R&D Products to any Person other than Ballard for export or sale outside the Territory (subject to the exceptions as set out in the Technology License Agreement);

(c)	not implement Material Modifications except in accordance with the provisions of Article 4; and

(d)
not disassemble or attempt to reverse-engineer any Ballard MEA or permit the same to be disassembled or reverse-engineered, or otherwise make any mis-use, infringing or unauthorized use of any of the Ballard IP.

“Future Technologies” and “4.0 Future Technologies” have the meanings set out in Section 11.2.
“Grant-Back License” has the meaning set out in Section 9.4(1).
“Group” means the Ballard Group and/or the Weichai Group as the circumstances may require.
[definitions related to commercially sensitive provisions redacted]
“HDM Modules” has the meaning set out in Section 2.1(2)(b) and Schedule “A”.
“HDv8 Module” means the Fuel Cell Module employing the LCS Stack in development by Ballard (as of the date of this Agreement) for heavy-duty motive and other applications, with the nominal power configurations of 50 kW and 70 kW and 150 kW (comprised of two (2) 70 kW Fuel Cell Modules).
“HKIAC” has the meaning set out in Section 19.4(1).
“Indemnifying Party” has the meaning set out in Section 15.1.
“Indemnitee” has the meaning set out in Section 15.1.
“Intellectual Property Rights” or “IP” of a Person means that Person's right, title and interest in and to all inventions (whether or not reduced to practice and whether or not patentable), discoveries, designs, trade secrets, ideas, work, technology, innovations, creations, concepts, development drawings, diagrams, images, specifications and plans, research, analysis, experiments, data, formulas, compounds, compositions, methods, procedures, processes, systems, devices, software (including source code, object code, executables, macros, scripts and libraries), techniques and other forms of intellectual property rights, including patent rights, know-how, copyrights, moral rights, performance rights, industrial design rights and any other proprietary rights, whether registered or unregistered, which may subsist anywhere in the world, and further including all applications for registration or issuance of any of the foregoing, all priority and convention rights in any of the foregoing, and all rights to file any such applications, but does not include trademarks or trade names.
“Invoice” has the meaning set out in Section 10.3(1).
“JV Agreement” has the meaning set out in Recital (D) above.
“JV Articles” means the Articles of Association of the JVCo.
“JVCo” has the meaning set out in Recital (D) above.
“JVCo Competitor” means a Person whose principal business (meaning such business generates at least 50% of the overall revenues of such Person) is developing, manufacturing and distributing Fuel Cell Stacks and Fuel Cell Modules in the Territory.
“Key Surviving Provisions” has the meaning set out in Section 13.5(3).
“LCS Stack” means the liquid-cooled Fuel Cell Stack in development by Ballard (as of the date of this Agreement) for heavy-duty motive and other applications, the preliminary technical specifications for which are set out in Schedule “A”.
“Lead Representative” has the meaning set out in Section 7.1.
“LIBOR” means the prevailing 1-year Intercontinental Exchange London Interbank Offered Rate in U.S. dollars.
“Licensed Markets” means fuel cell powered Buses, Commercial Trucks and Forklifts.
“Material Modifications” means any Modification that affects the safety, quality, Fit, Form or Function of a R&D Product in any material respect. As used herein:

(a)	“Fit” means the physical dimensions of R&D Products and components thereof that affect their interchangeability;

(b)	“Form” means the appearance of R&D Products visible to a user of them which affects the Fit and/or the Function of the R&D Product; and

(c)	“Function” means the operational characteristics of the R&D Product that affect the method of operation.
“Materials” means all consumable materials used in connection with the Work.
“MEA” means the membrane electrode assembly of a Fuel Cell Stack.
“MEA IP” means the Intellectual Property Rights held, licensed, developed or acquired by Ballard or by any other member of the Ballard Group from time to time related to membrane electrode assemblies for a Fuel Cell Stack, including materials and components thereof, and the design, testing and manufacturing of same.
[definitions related to commercially sensitive provisions redacted]
“MEA Supply Agreement” has the meaning set out in Recital (F) above.
“Milestone” means a milestone as identified in the Development Programs.
“Milestone Date” has the meaning set out in the Development Programs.
“Modifications” means any and all the updates, improvements or modifications to the R&D Products that may be developed by Ballard or Weichai or their respective Affiliates, as applicable, following completion of the Development Programs in accordance with the provisions of this Agreement; but excludes Future Technologies.
“New Energy Vehicle Project” means the “new energy vehicle” key project, as set out in the Notice of the Ministry of Science and Technology on Issuing the Guidelines for the Application of the 2018 National Key Special Project of New Energy Vehicle, published by the Ministry of Science and Technology of People’s Republic of China, on September 27, 2017.
“Next-Gen Stack” has the meaning set out in Section 2.1(2)(a) and Schedule “A”.
“Next-Gen Stack SOP” means the date the JVCo starts production of prototype Next-Gen Stacks in small series.
“Non-Material Modification” means any Modifications that are not Material Modifications.
“Notice” has the meaning set out in Section 20.1; and “Notify” or “Notification” will have corresponding meanings.
“Owner” has the meaning set out in Section 9.1(1).
“Package Costs” means the costs and expenses set out in each individual Work Package.
“Party” means either of Weichai and Ballard, and “Parties” means both of them.
“PCMLTFA” has the meaning set out in Section 14.2(6).
“PEM” means proton exchange membrane;
“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning.
“PRC” means the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.
“Products” means any and all goods and equipment to be supplied by Ballard in accordance with each applicable Work Package or otherwise created, developed, produced or supplied by Ballard as part of the Work, including the R&D Products (including prototypes) for the Licensed Markets in the Territory and any spare parts, test stations, environmental chambers, diagnostic test equipment and other goods and equipment which, in each case, are specifically set out in each applicable Work Package.
“R&D Fees” has the meaning set out in Section 10.1.
“R&D Products” has the meaning set out in Section 2.1(2) and Schedule “A”.
“R&D Technologies” means any and all Intellectual Property Rights relating to the R&D Products developed, created or conceived in the performance of the Parties’ obligations under this Agreement by (a) any member of the Ballard Group or by any Subcontractor (excluding MEA IP) or (b) any member of the Weichai Group.
“Related Lead Party” has the meaning set out in Section 15.4(1).
“Representative” (a) with reference to a Party, means any Affiliate of that Party and any director, officer, employee or agent of that Party or of any Affiliate of that Party and (b) with reference to any Subcontractor, means any director, officer, employee or agent of that Subcontractor.
“SoW” has the meaning set out in Section 2.3(1) and Schedule “B”.
“Strategic Cooperation” has the meaning set out in Recital (C) above.
“Subcontractor” means any Third Party that Ballard engages to perform any of the Work.
“Subsidiary” of a Person means any other Person that, at any time is directly, or indirectly through one or more intermediaries, Controlled by such Person.
“Technology Committee” has the meaning set out in the JV Agreement.
“Technology License Agreement” means the Technology and Trademark License Agreement to be entered into by and between Ballard and the JVCo, with the agreed form attached to the JV Agreement.
“Term” has the meaning set out in Section 13.1.
“Territory” means the People’s Republic of China, including the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan.
“Third Party” in relation to a Party means a Person that is not an Affiliate of that Party.
“Third Party Claim” has the meaning set out in Section 15.4.
“Third Party License” has the meaning set out in Section 11.3(3).
“VAT” has the meaning set out in Section 10.6(2).
[definitions related to commercially sensitive provisions redacted]
“Weichai Group” means, at any particular time, Weichai and any Person that is an Affiliate of Weichai at such time.
“Weichai Modifications IP” means the Intellectual Property Rights held, licensed, developed or acquired by any member of the Weichai Group from time to time related to Modifications.
“Work” means the provision of the Deliverables and Products by Ballard, in accordance with each applicable Work Package.
“Work Package” means each agreement between Weichai and Ballard including the details regarding the Deliverables to be provided by Ballard to Weichai, the relevant Deliverable Dates and the Package Costs to be paid by Weichai to Ballard. Schedule “C” includes the intial Work Packages between by the Parties.
“Work Product” means any concept, thing, act, requirement or occurrence that is, or that is required to be, developed, provided, delivered, fulfilled or occur pursuant to each applicable Work Package; and includes any documentation, designs, specifications, plans or reports, including operation, maintenance and training manuals, technical drawings, designs and specifications, models, project work and quality assuance plans, test plans, procedures and report and other associated materials referred to or set out in or arising from each applicable Work Package, but for greater certainty does not include any Products or Materials supplied to Weichai under each applicable Work Package.
“WP Contact” has the meaning set out in Section 3.2(h).

Section 1.2	Schedule
The following Schedule to this Agreement forms an integral part of this Agreement:
Schedule “A”     Development Programs
Schedule “B”     Statements of Work
Schedule “C”     Work Packages
Schedule “D”    Products – Terms & Conditions
Schedule “E”     Change Management Process Flowchart
Schedule “F”    Agreed Form of the Assignment Agreement

Section 1.3	Gender and Number
Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.4	Headings, etc.
The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.5	Currency
All references in this Agreement to dollars or to “$” are expressed in United States currency unless otherwise specifically indicated.

Section 1.6	Certain Phrases, etc.
In this Agreement (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation” and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. Unless otherwise specified, the words “Article”, “Section” and other subdivision followed by a number or “Schedule” mean and refer to the specified Article, Section or other subdivision of, or Schedule to, this Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from but excluding” and the words “to” and “until” each mean “to and including”.

Section 1.7	References to Persons and Agreements
Any reference in this Agreement to a Person includes its legal representatives, successors and permitted assigns. Except as otherwise provided in this Agreement, any reference to this Agreement or any other agreement or document refers to this Agreement or such other agreement or document as the same may have been or may from time to time be amended, modified, extended, renewed, restated, replaced, supplemented or novated and includes all schedules to it.

Section 1.8	Statutes
Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as it or they may have been, or may from time to time be, amended, re-enacted or replaced.

Section 1.9	Non-Business Days
Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment must be made or such action must be taken on or not later than the next succeeding Business Day.

Section 1.10	General Interpretation
In this Agreement:

(a)	the term “shall” has the same meaning as “will”, and any reference to “shall” is to be construed as “will”;

(b)	when calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period will be excluded;

(c)	words or abbreviations which have well known or trade meanings are used herein in accordance with their recognized meanings unless otherwise defined;

(d)	unless otherwise specified, “days” means calendar days;

(e)	any rule of construction that any ambiguities are to be resolved against the drafting Party will not be employed in the interpretation of this Agreement;

(f)
the terms “hereof”, “hereunder”, “herein”, “hereby”, “hereto”, “thereunder” and similar expressions refer to this Agreement and not to any particular part, section or other portion hereof and include any agreement supplemental hereto; and

(g)	to the extent there is any inconsistency between this Agreement and any of the Schedules attached to this Agreement, the provisions of this Agreement will prevail.
Article 2
DEVELOPMENT PROGRAMS

Section 2.1	Definition and Objective

(1)
As part of the Strategic Cooperation, the Parties have agreed to work together to design, develop, manufacture, market, sell, distribute and service the R&D Products for the Licensed Markets in the Territory, as set out in the Development Programs attached as Schedule “A”.

(2)	Pursuant to the Development Programs, and subject to the terms of this Agreement, Ballard will design and develop:

(a)
a next generation liquid-cooled Fuel Cell Stack based on the LCS Stack with tentative power density of 3.0kW/L, as described in further details in Shedule “A” (the “Next-Gen Stack”); provided that the technical specifications of the Next-Gen Stack under Schedule “A” shall be finalized by the Parties within six (6) months following the date of this Agreement in accordance with the Parties’ analysis of the market requirements in the Territory;

(b)	three (3) Fuel Cell Modules for Buses and Commercial Trucks, as described in Shedule “A” (collectively, the “HDM Modules”):

(i)	the HDv8 Module; and

(ii)	two (2) next generation HDM Modules employing the Next-Gen Stack, with the technical specifications to be finalized by the Parties immediately upon determination of the technical specifications of the Next-Gen Stack in accordance with Section 2.1(2)(a) above; it being acknowledged that, once finalized, the updated Schedule “A” incorporating full details of the technical specifications of the Next-Gen Stack and HDM Modules shall replace Schedule “A” hereof;

(c)	three (3) Fuel Cell Modules for Class 1, Class 2 and Class 3 Forklifts employing:

(i)	the LCS Stack (Class 1 and Class 2 Forklifts); and

(ii)	Ballard’s current 1020ACS air-cooled fuel cell stack (Class 3 Forklifts)
as described in Shedule “A” (collectively, the “Forklift Modules”).
The Next-Gen Stack, HDM Modules and Forklift Modules will be collectively referred to as the “R&D Products”, and the development programs outlined above shall be collectively referred to as the “Development Programs”.

(d)
JVCo, with the guidance and support of the shareholders of the JVCo, will be responsible for developing high-volume manufacturing processes. Ballard will collaborate with Weichai and the JVCo on assembly requirements and plant layout to ensure the designs are suitable for high-volume manufacturing. Ballard will provide all related engineering documentation, specifications, quality and assembly protocols, factory acceptance testing protocols, special equipment lists and production support related to its current manufacturing processes. The purchase price for assembly equipment and other related capital expenditures required by the JVCo in respect of its testing and high-volume manufacturing of the R&D Products (including without limitation plant assembly equipment, factory acceptance test stations, HDM Module kits and Forklift Modules kits for assembly training) are not included in the scope of the Development Programs, but may be supplied by Ballard to the JVCo at its option at a later date once the designs of all R&D Products are completed in accordance with the Development Programs.

(e)
At the conclusion of Development Programs, the Parties intend that the JVCo will be capable of high-volume manufacturing of the Next-Gen Stack, HDM Modules, and Forklift Modules for the Licensed Markets in the Territory.

(f)
For avoidance of doubt, the parties acknowledges and agrees that, the scope of the Development Programs does not include research, development and design of technologies relating to: (a) the MEAs of the Next-Gen Stack; or (b) the heat management, air inlet, cooling, power management, hydrogen storage, or energy storage systems related to Fuel Cell Modules and drivetrain systems, as shown in the scope diagram in Schedule “A”.

Section 2.2	Transfer to JVCo

(1)
Ballard acknowledges and agrees that, within seven (7) days following the Formation Date of the JVCo, Weichai will assign all of its rights and obligations under this Agreement to the JVCo, and both Parties agree to, and shall procure that the JVCo will, enter into the Assignment Agreement as attached in Schedule “F” and take all other actions and steps to effect such assignment.

Section 2.3	Statements of Work

(1)	The Development Programs include a statement of work for the Next-Gen Stack and each of the HDM Modules and Forklift Modules (each an “SoW”) attached as Schedule “B”. Each SoW will include:

(a)	the relevant product requirements and specifications;

(b)	a detailed description of all Work and Deliverables to be provided by Ballard;

(c)	a detailed description of all Work and Deliverables to be provided by Weichai or JVCo, as the case may be;

(d)	a budget showing the portion of R&D Fees allocated per year;

(e)	Milestones and target schedule;

(f)	the verification procedures to be used to confirm completion of each Milestone; and

(g)	other relevant engineering terms as the Parties deem necessary for the purpose of completing the SoW.
Article 3
THE WORK

Section 3.1	Ordering Work Packages

(1)
Weichai will have the right to order individual Work Packages from Ballard under this Agreement. This Agreement provides the legal framework for the individual Work Packages; the terms and conditions of this Agreement will apply for each applicable Work Package. The Parties will agree on the subject matters of each applicable Work Package on a case-by-case basis.

(2)
Weichai is obliged to order the Work Packages necessary for the performance and completion of the Development Programs during the Term and in accordance with the terms and conditions of this Agreement.

(3)	Each Work Package will be ordered using substantially the same format as the intial Work Packages attached as Schedule “C”.

Section 3.2	Subject Matter of the Work Packages
Each Work Package will include the following subject matters:

(a)	a detailed description of all Work and Deliverables to be provided by Ballard;

(b)	fixed Package Costs for all Work and Deliverables to be provided by Ballard;

(c)	a detailed and plausible calculation of the Package Costs;

(d)	a forecast of the amount of work and working hours;

(e)	start and end date;

(f)	any applicable Deliverable Dates;

(g)	the place of performance;

(h)	a contact person of Weichai and Ballard (each a “WP Contact”). The Parties will ensure that the number of WP Contacts for all Work Packages is as low as possible; and

(i)	any applicable conditions, standards, technical guidance, operating equipment regulations and workflows to be met.

Section 3.3	Performance of the Work by Ballard

(1)
Upon execution of this Agreement, subject to Article 17, Ballard will commence and thereafter diligently pursue and continue the performance and completion of the Work according to each applicable Work Package:

(a)
with technically adequate and reasonable care, observing recognized rules and standards of technological research, and in a prudent, professional and orderly fashion and in a good and workmanlike manner;

(b)	independently and on its own premise and responsibility based on the subject matters of each applicable Work Package;

(c)	in accordance with all applicable laws (excluding any laws enacted after the start date of each applicable Work Package which require a change to the specifications of such Work Package);

(d)	in full cooperation with Weichai in all matters relating to the Development Programs; and

(e)	using all commercially reasonable efforts to seek to achieve the technology development goals, Deliverables, testing requirements and any other obligations set out in each applicable Work Package;
in each case, in accordance with, and subject to, the terms and conditions of this Agreement.

(2)
Ballard will at all times supply sufficient, fully competent workers to perform the Work in accordance with this Agreement and each applicable Work Package. The Ballard Workers will have experience, training, and expertise sufficient to perform and provide the Work in accordance with this Agreement and each applicable Work Package. All costs and expenses associated with training and retaining Ballard Workers (including the costs and expenses in relation to insurance or pension coverage for the benefit of any Ballard Workers, any salary, income of or any remuneration to any Ballard Workers, and any other payments which may be assessed by any governmental authority against any member of Ballard Group for the performance of the Work) will be the responsibility of Ballard and shall be at no charge to Weichai.

Section 3.4	Weichai Responsibilities

(1)
In the course of the Development Programs, Weichai will exercise commercially reasonable efforts to provide reasonable support to Ballard in connection with Ballard's performance of its obligations under the R&D Agreement, including but not limited to providing Ballard and/or JVCo with the following information and assistance:

(a)
the market requirements in the Territory for the Next-Gen Stack, HDM Modules and Forklift Modules, including but not limited to power range, duty cycle, freeze requirements, intellectual property rating, and power density, as applicable;

(b)	engineering support on design for manufacturability for the Next-Gen Stack, HDM Modules and Forklift Modules, as reasonably requested by Ballard and/or JVCo;

(c)	engineering support for integration of the HDM Modules with drive train and vehicle packaging;

(d)	engineering support for integration of the Forklift Modules with Forklift packaging; and

(e)	engineering support on localization of the supply chain for the production of the Next-Gen Stack, HDM Modules and Forklift Modules in the Territory.

(2)
Weichai will, directly or through its Affiliate, cause KION Group AG to cooperate with Ballard and/or JVCo on the development of the Forklift Modules, including but not limited to providing market requirements.

Section 3.5	Training of Personnel
Ballard agrees to provide any training necessary for Weichai to use the Deliverables of an applicable Work Packages. The details and the costs of such training will be agreed upon under the applicable Work Package.

Section 3.6	Progress Reports and Final Report

(1)
Upon request by Weichai, Ballard will provide to Weichai's Lead Representative within twenty (20) Business Days of the request a detailed written report on the overall progress of the Work under the Development Programs and the applicable Work Packages, including particulars on the scope, schedule and current status of the Work, including delays and challenges, and the status of the Deliverables and Milestones; it being acknowledged that the form of such report shall be agreed by the Parties in advance. Weichai acknowledges that repeated requests may result in delays in the Work and may impact Ballard’s ability to achieve all Deliverables for each applicable Work Package on or before the applicable Deliverable Date.

(2)
Ballard will, within twenty (20) Business Days following the end of each applicable Work Package, provide Weichai with a detailed written report for the Work and the Deliverables under such Work Package, which will include any and all test results and a complete technical design documentation and specifications set out to a technically reasonable level of detail and which will provide sufficient information so as to enable Weichai to fully and clearly understand the analysis and results of the Work; it being acknowledged that the form of such report shall be agreed by the Parties in advance.

(3)
Ballard will, within forty (40) Business Days following the end of the Term of this Agreement or any effective termination date of this Agreement, provide Weichai with a detailed written report for the Work, which will include any and all test results and a complete technical design documentation and specifications set out to a technically reasonable level of detail and which will provide sufficient information so as to enable Weichai to fully and clearly understand the analysis and results of the Work; it being acknowledged that the form of such report shall be agreed by the Parties in advance.

Section 3.7	Use of Affiliates

(1)
Ballard may from time to time, in its sole discretion, provide any or all of the Work through any Affiliate which is Controlled by Ballard; provided that (i) Ballard shall notify Weichai of the name of such Affiliate in advance; (ii) Ballard shall enter into a written agreement with such Affiliate ensuring that such Affiliate will comply with the obligations of Ballard set out under this Agreement and protect the rights and interests of Weichai to the same extent as required of Ballard hereunder; (iii) Ballard shall undertake joint and several liability for the performance by such Affiliate of all obligations to be performed by it under this Agreement.

(2)
If requested by Ballard and consented by Weichai (such consent not to be unreasonably withheld, rejected or delayed), Weichai may enter into a written agreement with any Ballard Affiliate incorporated in the Territory for any Work to be performed by it hereunder. Such agreement will be on the terms and conditions set out under this Agreement, and any amounts paid to such Ballard Affiliate will be included as part of the R&D Fees.

Section 3.8	Subcontractors
Weichai acknowledges that Ballard intends to use Subcontractors to perform limited (but not all or any substantial part) of its obligations under this Agreement or each applicable SoW. Ballard acknowledges and agrees that (a) any such Subcontractor will be engaged by Ballard directly and not by any other member of the Ballard Group nor by any other Subcontractor; (b) Ballard will be fully responsible for the performance of its obligations (or failure to perform its obligations) under this Agreement or each applicable Work Package by such Subcontractor and (c) Ballard will be solely responsible for payment of its Subcontractors. With each such Subcontractor, Ballard shall enter into a written agreement (a copy of which shall be provided to Weichai within ten (10) Business Days of its execution) ensuring that each such Subcontractor will fully comply with the obligations of Ballard set out under this Agreement or each applicable Work Package and protect the rights and interests of Weichai to the same extent as required of Ballard hereunder. Subcontractors shall have no right to use or subcontract to any other Subcontractor. Ballard will be responsible for duly supervising, managing and directing the activities and performance of its Subcontractors in connection with the Work. Ballard will not appoint a Subcontractor without the prior written consent of Weichai, not to be unreasonably withheld, rejected or delayed.

Section 3.9	Work – Warranty Exclusion
Ballard hereby disclaims any warranty or condition (whether express, inferred or implied) of or relating to the merchantability or fitness for a particular purpose of the Work, except to the extent expressly set out in this Agreement or any applicable Work Package. Except as expressly set out in this Agreement, Ballard makes no, and there is no, other warranty, representation, obligation or liability (whether express, inferred or implied), statutory or otherwise, however arising (whether by contract, tort, negligence, principles of manufacturer's liability, operation of law, conduct, statement or otherwise) to Weichai in connection with or relating to the Work.

Section 3.10	Incidental Terms and Conditions

(1)
If any services, functions, or responsibilities not specifically described in this Agreement and/or each applicable Work Package are an inherent, necessary, or customary part of the Work, or are required for proper performance or provision of the Work and the Deliverables in accordance with this Agreement and/or each applicable Work Package, they will be deemed to be included within the scope of the Work to be performed.

(2)	The terms and conditions set out in Schedule “D”, will apply to R&D Products delivered by Ballard to Weichai under this Agreement.
Article 4
MODIFICATIONS

Section 4.1	Modifications

(1)
The Parties acknowledge and agree that they may, either jointly or independently, directly or through their respective Affiliates, develop Modifications following the Term of this Agreement. Each Party agrees to disclose all Modifications promptly and fully to the other Party.

(2)	Subject to Section 4.1(3), Weichai may implement Modifications in its sole discretion.
[Commercially sensitive provisions relating to modifications to technology redacted]
Article 5
APPROVAL OF DELIVERABLES

Section 5.1	Approval of Work and Deliverables

(1)
Ballard will, using technically adequate and reasonable care and observing recognized rules and standards of technological research, make all commercially reasonable efforts to achieve all Deliverables for each applicable Work Package on or before the applicable Deliverable Date.

(2)
Ballard will notify Weichai of the overall completion of the Work and the provision of the Deliverables under each applicable Work Package to initiate the approval procedures. The approval will be made as follows:

(a)
Ballard provides to Weichai the Deliverables, a copy of all information, data, and documentation supporting or evidencing compliance of the Deliverables and any R&D Products or other item required to be delivered under the applicable Work Package.

(b)	Weichai will examine the Deliverables provided in a testable condition within reasonable time depending on the scope of the applicable Work Package.

(c)
If requested by Weichai, Ballard must provide skilled employees for the purpose of the examinations required for approval without additional payment, except as permitted pursuant to Section 10.2(3). Defects occurring during the examination will be recorded.

(d)	If the Deliverables are approved, Weichai will provide a declaration of approval to Ballard. The declaration must be signed by Weichai’s Lead Representative and by Ballard’s Lead Representative.

(e)
If Weichai does not approve a Deliverable due to one or more defects, Ballard will either (i) immediately remove such defects and will again present the Deliverable for purposes of approval; or (ii) provide Weichai with the Notice specified in Section 6.1. These provisions above also apply for all further approvals.

Section 5.2	Notice of Disagreement
If Ballard does not agree with Weichai’s assessment under Section 5.1(2)(e) as to whether all of the Deliverables for an applicable Work Package have been achieved by the applicable Deliverable Date, it will Notify Weichai not more than five (5) Business Days after such assessment and the dispute will be submitted to the Advisory Committee for determination.

Section 5.3	Resolving Failures to Agree

(1)
The Advisory Committee will have fifteen (15) Business Days after the date of submission of the disputed matter to the Advisory Committee in accordance with Section 5.2 to make a determination as to whether Ballard has achieved the Deliverables for that applicable Work Package.

(2)
The Parties will continue to fully comply with its obligations under this Agreement (including, without limitation, its obligations under Article 6) while the disputed matter is being reviewed by the Advisory Committee.

(3)
If the Advisory Committee does not make a determination within fifteen (15) Business Days after the date of submission of the disputed matter to the Advisory Committee in accordance with Section 5.2, the dispute will be resolved by dispute resolution as provided in Article 19.

Article 6
DELIVERABLE AND MILESTONE FAILURE

Section 6.1	Notification and Review

(1)
If Weichai realizes that Ballard may not achieve a Deliverable or a Milestone by the applicable Deliverable Date or Milestone Date, it will Notify Ballard without undue delay, and the Parties will mutually decide how to proceed.

(2)
If Ballard realizes that it may not achieve a Deliverable or Milestone by the applicable Deliverable Date or Milestone Date, or if unexpected challenges arise during the work towards a Deliverable or Milestone, it will Notify Weichai without undue delay and provide Weichai with detailed information about the reasons for the delay or challenge, and the Parties will mutually decide how to proceed.

(3)	If Ballard fails to achieve any Deliverables for an applicable Work Package by the applicable Deliverable Date, or any Milestones by the applicable Milestone Date:

(a)	within five (5) Business Days after the Deliverable Date, the Milestone Date, or the date of any determination under Section 5.2, as the case may be, Ballard must provide Weichai in writing with:

(i)	its best assessment, at that time, of the reasons any Deliverables or Milestones were not achieved; and

(ii)	a high-level work-plan to achieve any Deliverables or Milestones that were not achieved;

(b)	Ballard's assessment will, at a minimum:

(i)	define the process taken to determine the causes of the failure in order to better define solutions to address the failure;

(ii)	determine and discuss short-term containment actions and assess the impact of the failure on other Deliverables or Milestones;

(iii)	determine and discuss potential longer term corrective actions such as, but not limited to, implementing Third Party solutions in order to utilize the best available technology; and

(iv)
describe training or other actions to be conducted to implement corrective actions to prevent recurrence of the failure or anticipated failure (which training or actions Ballard will promptly implement); and

(c)
Ballard will continue to fully update Weichai with respect to Ballard's assessment and plan under Section 6.1(3)(a) and Section 6.1(3)(b) every five (5) Business Days over the course of the failure, which update will include any changes to Ballard's assessment and/or plan.

(d)
Ballard will, using technically adequate and reasonable care and observing recognized rules and standards of technological research, use all commercially reasonable efforts to fully remediate the failure (for the purposes of this Agreement, full remediation of a failure means that all of the Deliverables or Milestones are achieved) and in so doing, Ballard will act with a view to avoiding jeopardizing the continuity and timely completion of the Work to the extent possible;

(e)
Ballard will continue to perform the Work in addition to performing any remediation work, provided the Parties will agree (acting reasonably) on a revised timetable for such continuing Work if the Deliverable or Milestone failure affects the Development Programs as a whole or the applicable Work Package;

(4)
If Ballard's assessment in accordance with Section 6.1(2) is that it may not achieve a Deliverable or Milestone, or Ballard has failed to achieve any Deliverables for an applicable Work Package as of the applicable Deliverable Date, the following will apply:

(a)
if Ballard complies with the provisions of Section 6.1(3)(a) and Section 6.1(3)(b), the Parties will ensure that the Advisory Committee meets as soon as practicable, but in any event not later than ten (10) Business Days after Ballard has delivered such assessment under Section 6.1(3)(a) or the date of such determination under Section 5.2, to attempt to reach agreement on a remediation plan or to change the requirements of the applicable Work Package and/or the Development Programs to alleviate the results of such failure. If the Advisory Committee is unable to reach such an agreement, the Parties will meet within fifteen (15) Business Days of the meeting of the Advisory Committee to attempt to reach an agreement, on a remediation plan or to change the requirements of the applicable Work Package and/or the Development Programs to alleviate the results of such failure. If such an agreement is reached by either the Advisory Committee or the Parties which involves:

(i)	a remediation plan, and Ballard is successful in meeting the requirements of the remediation plan at Ballard's own costs;

(ii)	a change to the Development Programs;

(iii)	a change to the applicable Work Package;

(iv)	a change to the Deliverables; or

(v)	a change to the Milestones,
the Parties will agree in writing on the amendments to the applicable Work Package, the Development Programs or the applicable Schedule to this Agreement required (if any) to account for such remediation plan and its results or to account for such change to the applicable Work Package and/or to the Development Programs, as needed;

(b)	the determination of whether all of the relevant Deliverables have been achieved during the remediation period described in this Section 6.1will take place in accordance with Article 5.

Section 6.2	Deliverable Failure

(1)	If:

(a)
neither the Advisory Committee nor the Parties have, within the time specified in Section 6.1(4)(a), approved changes to the applicable Work Package and/or to the Development Programs, or a remediation plan to achieve the failed Deliverables, and Ballard has not achieved the failed Deliverables; or

(b)	Ballard has not successfully achieved the requirements set out in the approved remediation plan within the time period stipulated therein, then, Weichai may terminate the applicable Work Package on one (1) months' Notice.

(2)
In case of termination of an applicable Work Package according to Section 6.2(1), Weichai will be entitled to perform the Work under the terminated Work Package on its own or to task any Third Party with performing such Work under the terminated Work Package and Ballard will be entitled to the payment of all Package Costs for the Work performed and Milestones achieved and Deliverables provided under such Work Package up to the effective date of the termination, provided that the Deliverables are independently useable and have been accepted by Weichai according to Section 5.1. If Weichai engages a Third Party to perform any Work under a terminated Work Package, Weichai will not disclose any Confidential Information of Ballard to such Third Party.

Section 6.3	Milestone Failure

(1)	If:

(a)
neither the Advisory Committee nor the Parties have, within the time specified in Section 6.1(4)(a), approved changes to the applicable Milestones and/or to the Development Programs, or a remediation plan to achieve the failed Milestones, and Ballard has not achieved the failed Milestones; or

(b)	Ballard has not successfully achieved the requirements set out in the approved remediation plan within the time period stipulated therein, then, Weichai may terminate this Agreement pursuant to Section 13.2(1)(c).
Article 7
ADVISORY COMMITTEE

Section 7.1	Lead Representatives

(1)
Each of the Parties will appoint a person to be the principal point of contact and coordination (a “Lead Representative”). Any notice or written communication required to be given to a Lead Representative under this Agreement must be in writing, sent by e-mail, mail, personal delivery or courier and addressed as follows:

[contact information redacted]

(2)	A Party may elect to change the identity of its Lead Representative at any time, and from time to time, on at least ten (10) Business Days' Notice to the other Party.

Section 7.2	Advisory Committee

(1)
The Parties will co-operate to form a committee (the “Advisory Committee”) which will be comprised of six (6) representatives unless the Parties otherwise agree in writing, of whom three (3) will be representatives of Weichai and three (3) will be representatives of Ballard, including the Lead Representative of each Party.

(2)	The role of the Advisory Committee is to provide a forum for:

(a)	Ballard to provide periodic reporting on the progress of the Work to Weichai;

(b)	Weichai to evaluate Ballard’s progress;

(c)	discussion of any inquiries Weichai may raise in connection with any progress report or the final report provided by Ballard pursuant to Section 3.6;

(d)	discussion and resolution of any requested Changes; and

(e)	initial dispute resolution between the Parties regarding the Work or the Development Programs.

Section 7.3	Duties of the Advisory Committee

(1)	The Advisory Committee will provide advice and assistance to Ballard in connection with the Work, and in particular, will:

(a)	monitor progress of Work in relation to the Development Programs and each applicable Work Package;

(b)	review and make recommendations to the Parties regarding Ballard's progress in achieving Milestones, including the delivery of any related Deliverable;

(c)	review and make recommendations to the Parties regarding any Changes in the Development Programs or to individual Work Packages, as may be required;

(d)	make any other recommendations to the Parties regarding the Development Programs and each applicable Work Package; and

(e)	address such other matters as may need the written agreement of the Parties from time to time in respect of the Development Programs and each applicable Work Package.
The Advisory Committee is limited to the role and duties specifically delegated to it by this Agreement and as the Parties may agree in writing from time to time. The Advisory Committee is not, and is not acting as, a representative or fiduciary of Ballard or Weichai and has no authority to act on behalf of a Party in respect of any Third Party.

Section 7.4	Meetings of the Advisory Committee
The Advisory Committee will meet, in person, by teleconference or video conference, upon request by Weichai or Ballard. Requests for Advisory Committee meetings may be made for and on behalf of either Party by its respective Lead Representative. Each Party may, at its sole discretion, invite other Representatives of such Party that are not part of the Advisory Committee to attend meetings of the Advisory Committee as observers or to make presentations, in each case without any voting authority.

(1)
Any Ballard Representatives participating in any meeting of the Advisory Committee will participate from one or more locations in Canada and any Weichai Representatives participating in any meeting of the Advisory Committee will participate from one or more locations in the PRC.

(2)
To the extent that any action taken at any meeting of the Advisory Committee requires the consent, authorization, ratification or approval of either Party, any such action will only be taken by Ballard in Canada and by Weichai in the PRC.

Section 7.5	Meeting Minutes
The Advisory Committee will keep, or will arrange the keeping, of minutes of the proceedings of each meeting of the Advisory Committee and a copy thereof will be forwarded to each other member of the Advisory Committee as soon as reasonably possible after such meeting (in any event within ten (10) Business Days thereafter). The minutes will be signed by each of the Lead Representatives and will contain the names of all Parties' representatives present at the meeting, indicating the Parties that they represent, a description of the matters reviewed, and the result of any vote.

Section 7.6	Notice of Advisory Committee Meetings
At least ten (10) Business Days' notice of a meeting of the Advisory Committee given by either Lead Representative, specifying the purpose, time, date and location of such meeting in one of Vancouver, Weifang, Jinan, Beijing or such other location as is agreed to by each of the Lead Representatives, will be deemed to be sufficient notice of such meeting except in respect of a meeting for which this Agreement specifies, or each of the Lead Representatives agrees will be, a shorter time, in which case such shorter time will be sufficient notice.

Section 7.7	Action by the Advisory Committee
No decision, resolution, authorization, approval or any other action of the Advisory Committee will have any force or effect unless and until it has been approved, in writing, by each of the Lead Representatives.
Article 8
CHANGE MANAGEMENT PROCESS

Section 8.1	General

(1)	The following terms have the indicated meanings:

(a)
“Change Order Proposal” means the document submitted by the WP Contacts or the Advisory Committee to respond to a Change Order Request, which will set out in sufficient details, acting reasonably, the nature of the proposed Change, and the estimated impact on the Work, Deliverables, Milestones and any other provisions of the Development Programs or each applicable Work Package, including timing and the R&D Fees; and

(b)
“Change Order Request” means the document used by Weichai to request a Change, which will set out in sufficient details, acting reasonably, the nature of the proposed Change, the reason for the proposed Change and the estimated impact on the Work, Deliverables, Milestones and any other provisions of the Development Programs or each applicable Work Package, including timing and the R&D Fees.

(2)
Each of Ballard and Weichai may from time to time propose a change, modification or amendment to the Development Programs or an applicable Work Package (the “Change”), provided that no such Change will be made unless it is made in accordance with the provisions of this Article 8.

(3)	Each Party’s WP Contact will be responsible for implementing the Change Management Process.

(4)	Schedule “E” is a flowchart visually describing the Change Management Process pursuant to this Article 8.

Section 8.2	Initiation of Changes
Weichai will use a Change Order Request to initiate any proposed Change.

Section 8.3	Initial Response to Change Order Request

(1)	Ballard will respond in writing to a Change Order Request within five (5) Business Days of its receipt by:

(a)	accepting the proposed Change if it will not impact the Package Costs and/or overall costs of impacted SoWs or the timing of any relevant Milestones or Deliverables;

(b)	rejecting the proposed Change if it may adversely affect the health or safety of those performing the Work or any user of the Deliverables; or

(c)	notifying Weichai that it has determined that the proposed Change will impact the Package Costs and/or overall costs of impacted SoWs or the timing of any relevant Milestones or Deliverables.

(2)
The Parties’ WP Contacts will discuss Ballard’s initial assessment under Section 8.3(1)(b) or Section 8.3(1)(c), including any proposals that the Change could be implemented in a more cost effective manner than that described in the Change Order Request or should, for any reason, be implemented in a different manner than that described in the Change Order Request, and will make a mutually-agreed determination within five (5) Business Days after the date of Ballard’s initial response that:

(a)	Ballard will accept the Change in the original Change Order Request;

(b)	The Parties’ WP Contacts will submit a Change Order Proposal satisfactory to both Parties, subject to Section 8.5; or

(c)	The Parties’ WP Contacts will refer the matter to the Advisory Committee for determination.

Section 8.4	Advisory Committee Review

(1)	If a Change Order Request is referred to the Advisory Committee, Ballard will continue to fully perform its obligations under this Agreement while the matter is being reviewed.

(2)	The Advisory Committee will make a mutually-agreed determination within fifteen (15) Business Days after the date of submission of the disputed matter to the Advisory Committee that:

(a)	Ballard will accept the Change in the original Change Order Request; or

(b)	The Advisory Committee will submit a Change Order Proposal satisfactory to both Parties, subject to Section 8.5;

(3)
If the Advisory Committee does not make a determination within fifteen (15) Business Days after the date of submission of the disputed matter to the Advisory Committee, the Change Order Request will be deemed to have been rejected.

Section 8.5	Change Order Proposal

(1)	The WP Contacts or the Advisory Committee will submit a Change Order Proposal promptly following the date of determination.

(2)
If the Change proposed in a Change Order Proposal results in additional work leading to increased costs of such Work Package which, calculated in the aggregate after giving effect to all prior Changes, differs from the original Package Costs set out in the applicable Work Package by less than 20%, the Parties will amend the applicable Work Package accordingly.

(3)
If the Change proposed in a Change Order Proposal results in additional work leading to increased costs of such Work Package which, calculated in the aggregate after giving effect to all prior Changes, differs from the original Package Costs set out in the applicable Work Package by 20% or more, the Parties will mutually agree to terminate such applicable Work Package and mutually agree on the terms of a new Work Package.

Section 8.6	General

(1)
All Change Order Requests and Change Order Proposals must identify the Article, Section, Schedule or other part of this Agreement, the Development Programs and each applicable Work Package that will be affected by the proposed Change. Once a Change Order Request or Change Order Proposal is accepted, the affected Article, Section, Schedule or other part of this Agreement, the Development Programs or the applicable Work Package will be deemed to be amended accordingly.

Article 9
INTELLECTUAL PROPERTY

Section 9.1	Background IP

(1)
The Parties acknowledge and agree that all Background IP of a Party and/or its Group member (each, an “Owner”) will, as between the Parties and their respective Group members, be owned by the Owner of such Background IP. For greater certainty, each Party acknowledges and agrees that an Owner's use of its Background IP is not restricted by this Agreement.

(2)	Neither Party will have any right under or to the Background IP of the other Party, except as explicitly granted in the Technology License Agreement.

Section 9.2	R&D Technologies

(1)
The Parties acknowledge and agree that any and all ownership of, and any and all right, title and interest in and to any such material specified as the R&D Technologies, that are developed, created or conceived by any member of the Ballard Group or Weichai Group or by any Subcontractor in the performance of the Development Programs under this Agreement shall be fully, perpetually and irrevocably vested in Weichai upon creation and shall at all times thereafter be retained by Weichai.

(2)
Ballard will cause all Ballard Representatives and Subcontractors to comply with the foregoing provision and in doing so, Ballard will cause those Representatives and Subcontractors to assign all of their right, title and interest in and to such R&D Technologies to Weichai.

(3)
Ballard will inform Weichai of any and all inventions, proposals for technical improvements and any other individually identifiable material specified as the R&D Technologies develped by Ballard, its Representatives or Subcontractors in connection with the performance of the Work during the Term. Ballard will and will cause its Representatives and Subcontractors to deliver to Weichai all documentation reasonably necessary to evaluate such material specified as the R&D Technologies and provide to Weichai such further documentation or information related thereto as Weichai may reasonably request related to the filing, prosecution or maintenance of such material specified as the R&D Technologies. Weichai will reimburse Ballard for all reasonable third-party costs incurred in providing the foregoing documentation and information solely in connection with the filing, prosecution or maintenance of the R&D Technologies for patents or other registered Intellectual Property Rights.

(4)
For greater certainty, the Parties acknowledge and agree that any and all ownership of, and any and all right, title and interest in and to any MEA IP, that are developed, created or conceived by any member of the Ballard Group or by any Subcontractor in the performance of the Development Programs under this Agreement shall be fully, perpetually and irrevocably vested in Ballard upon creation and shall at all times thereafter be retained by Ballard.

Section 9.3	Modifications

(1)
Any IP related to Modifications independently developed by Weichai or any of its subsidiaries following completion of the Development Programs shall be fully, perpetually and irrevocably vested in Weichai or its applicable subsidiary upon creation and shall at all times thereafter be retained by Weichai or its applicable subsidiary.

(2)
Any IP relating to Modifications independently developed by Ballard or any of its Affiliates following completion of the Development Programs shall be fully, perpetually and irrevocably vested in Ballard or its applicable Affiliate upon creation and shall at all times thereafter be retained by Ballard or its applicable Affiliate, but shall be licensed to Weichai without any additional royalty fees, technology transfer fees, engineering support fees or any other fee of similar nature, provided that Weichai shall compensate Ballard or its applicable Affiliate for any labor cost to be incurred in respect of the training services required to enable Weichai implementing such Modifications with the labor rate to be agreed by the Parties (Ballard agrees the labor rate to be charged will be less than or equal to the lowest price offered by Ballard to similar customers in the Territory for similar services ordered during similar periods of time under similar terms and conditions); and

(3)
Any IP relating to Modifications jointly developed by Weichai and Ballard (or their respective applicable Affiliate) shall be jointly vested in Weichai and Ballard (or their respective applicable Affiliate) upon creation and shall at all times thereafter be jointly retained by them.

(4)
For the purpose of this Section 9.3, the term “independently developed” shall mean that such Modifications are developed, created or conceived solely by or on behalf of Weichai (or its Affiliates) or Ballard (or its Affiliates) (as the case may be) (i) without any input from the other Party (or its Affiliates); (ii) without any access to any proprietary information of the other Party (or its Affiliates); (iii) without using any development funds or other financial support provided by the other Party (or its Affiliates). The term “jointly developed” shall mean situations other than being defined as “independently developed”.

(5)	Each Party agrees to disclose all IP relating to Modifications promptly and fully to the other Party.

Section 9.4	Grant-back License

(1)
Weichai hereby grants, and will ensure that JVCo will grant, to Ballard a perpetual, fully paid-up, royalty-free, non-transferable, sublicensable (subject to Section 9.4(2) of this Agreement) license of the R&D Technologies and the IP relating to Weichai Modifications to use, make, have made, offer to sell, sell, import and service products, and to provide services relating thereto,

(a)	on an exclusive basis, for any purpose or application outside of the Territory;

(b)	on a non-exclusive basis, for any purpose or application outside of the Licensed Markets in the Territory
(the “Grant-Back License”).
[Commercially sensitive provisions relating to IP redacted]

Section 9.5	Filing and Prosecution of R&D Technologies

(1)
Weichai will be responsible for evaluating and filing, prosecuting and maintaining application(s) (for patents or otherwise) directed to any or all Intellectual Property Rights protection contained in the R&D Technologies in the name of Weichai, publishing it, keeping it as a trade secret or deal with it in any other way. Weichai may, in its sole discretion, abandon any Intellectual Property Rights in the R&D Technologies, refrain from paying renewal fees or annuities in respect of any of same, or refrain from enforcing or defending any of same.

Article 10
PAYMENTS

Section 10.1	R&D Fees

(1)
The total amount payable by Weichai to Ballard for the performance of the Work (including all Deliverables and R&D Products to be delivered) pursuant to this Agreement is $90,000,000 (the “R&D Fees”), which is comprised of:

[Commercially sensitive provisions relating to pricing redacted]

Section 10.2	Package Costs, Ancillary Costs and Expenses

(1)
The Parties will agree on the Package Costs of each applicable Work Package. Ballard must offer a fixed price for each Work Package consistent with the applicable SoW and included in the R&D Fees. The offer will disclose the calculation of the Package Costs, based on the description of the scope, the Work and the Deliverables of each Work Package and shall include costs of any Affliliate or Subcontractor of Ballard.

(2)
Except as provided in Section 10.2(3), the Package Costs include all ancillary costs and expenses relating to the applicable Work Package. All costs and expenses which are not expressly borne by Weichai will be borne by Ballard and are compensated with the Package Costs relating to the applicable Work Package. Deviations of the above must be expressly agreed between the Parties in writing.

(3)
For any incremental travel for Ballard Workers requested by Weichai, in excess of such travel contemplated in the SoWs, Weichai agrees to reimburse Ballard for all reasonable travel and out-of-pocket expenses reasonably incurred by Ballard Workers, provided that such expenses are in accordance with Ballard's travel cost and general cost re-imbursement policy. Such travel and out-of-pocket expenses will not include any overhead costs of Ballard, any member of the Ballard Group or any Subcontractor (or allocations thereof), general and/or administrative expenses or any other mark-ups, and will be calculated at the applicable Ballard Worker's actual expense and will be net of all rebates and allowances.

Section 10.3	Invoicing and Payment

(1)
Within twenty (20) Business Days after the declaration of acceptance is signed by Weichai’s Lead Representative and Ballard’s Lead Representative pursuant to Section 5.1(2)(d), Ballard will deliver an invoice with the signed declaration attached (the “Invoice”), setting out the Package Costs and any travel and out-of-pocket expenses regarding the applicable Work Package.

(2)	Weichai will pay to Ballard the amount due under each Invoice within sixty (60) days of receipt.

Section 10.4	Method of Making Payments

(1)
All payments made under this Agreement will be by wire transfer of immediately available funds in United States dollars to such account as is notified to the payor's Lead Representative by the payee on not less than twenty (20) Business Days written notice.

(2)	All payments to be made to Ballard under this Agreement will initially be made to the following account:
[banking information redacted]

Section 10.5	Failure to Pay When Due
Any amount payable under this Agreement and not remitted when due will remain due and interest will accrue on the overdue amount (both before and after judgment) at at a rate per annum equal to LIBOR plus three percent (3%) per annum from the date payment is due until the date payment is made. The foregoing will be without prejudice to any of the rights or other remedies of Ballard against Weichai accrued or accruing under this Agreement.

Section 10.6	Taxes

(1)
The Parties acknowledge that the payments listed in Article 10 are inclusive of any applicable Canadian taxes (including but not limited to commodity, sales, retail, use, goods and services, harmonized, value added, excise and similar taxes, and taxes in the nature of a tax on income or capital (the “Canadian Taxes”)). If Ballard determines after seeking professional advice that such Canadian Taxes are payable, Ballard will pay all Canadian Taxes for which it is liable under law and will be responsible for remitting all Canadian Taxes to the relevant Canadian revenue authorities. The Parties will take all reasonable measures to ensure a reduction of or exemption from, as the case may be, such Canadian Taxes.

(2)
The Parties also acknowledge that the payments listed in Article 10 do not include any applicable Chinese taxes (including but not limited to commodity, sales, retail, use, goods and services, harmonized, value added, excise, local surtaxes and similar taxes (the “VAT”), other than taxes in the nature of a tax on income or capital). Weichai will pay all such VAT for which it is liable under law and will be responsible for remitting them to the relevant Chinese revenue authoritiess; provided that, Ballard shall provide assistance as reasonably requested by Weichai in relation to such VAT. The Parties will take all reasonable measures to ensure a reduction of or exemption from, as the case may be, such VAT.

(3)
Except for the VAT as set out in Section 10.6(2), if Weichai is legally required to withhold and remit any Chinese income tax to the tax or revenue authorities in respect of any payment to Ballard, Weichai will promptly notify Ballard of such withholding and, within a reasonable amount of time after making such deduction, furnish Ballard with copies of any tax certificate or other documentation evidencing such withholding.

Article 11
FUTURE MARKETS AND TECHNOLOGIES

Section 11.1	Future Markets
The Parties acknowledge the possibility of extending the scope of the Strategic Cooperation to other applications in the Territory beyond the Licensed Markets, including but not limited to passenger vehicles applications in the future. Ballard will inform Weichai if it wishes to pursue opportunities for passenger vehicle applications in the Territory and consult with Weichai regarding potentially expanding the Strategic Cooperation to address them; however, neither Party is bound to engage in such collaboration expansion unless and until a mutually-acceptable agreement in writing is concluded within a reasonable time period.

Section 11.2	Future Technologies
[Commercially sensitive provisions relating to future technologies redacted]

Section 11.3	Future Technologies Right of First Offer
[Commercially sensitive provisions relating to future technologies right of first offer redacted]

Section 11.4	Localization of the MEA
[Commercially sensitive provisionsrelating to assembly and production redacted]
Article 12
EXCLUSIVITY

Section 12.1	Non-Competition: Ballard
[Commercially sensitive provisions contemplated by non-compete clause redacted]

Section 12.2	Non-Competition: Weichai
[Commercially sensitive provisions contemplated by non-compete clause redacted]
Article 13
TERM AND TERMINATION

Section 13.1	Term
This Agreement will be in force and effect from the date hereof until the completion of the Work under the Development Programs, unless terminated earlier pursuant to this Agreement or extended by the mutual agreement of the Parties (the “Term”).

Section 13.2	Termination by Weichai

(1)	In addition to all other rights set out in this Agreement, Weichai may terminate this Agreement as follows:

(a)
at any time on twenty (20) Business Days' Notice, if Ballard is in material breach of any of its material obligations, covenants or responsibilities under this Agreement (other than a failure to achieve a Deliverable where Ballard is in compliance with Section 6.1 or a failure to achieve a Milestone), provided that the Agreement will not terminate if Ballard either cures any such breach within twenty (20) Business Days or commences and diligently continues good faith efforts to cure, mitigate or compensate for such breach and such breach is in fact fully cured, mitigated or compensated for within four (4) Months of such Notice;

(b)	at any time on Notice, if the JV Agreement is terminated by Weichai pursuant to its terms and conditions;

(c)	on three (3) Months' Notice, if Ballard fails to achieve any Milestone, provided that such termination right is exercised within six (6) Months after the applicable Milestone Date;

(d)	If Ballard:

(i)	institutes proceedings to be adjudicated a bankrupt or consents to the filing of a bankruptcy proceeding against it;

(ii)
files a petition or answers or consents, or takes other proceedings, seeking reorganization, readjustment, arrangement, composition or similar relief under any law available for the protection of bankrupt or insolvent debtors;

(iii)	consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy;

(iv)	is voluntarily liquidated or wound up; or

(v)	otherwise takes any action that acknowledges its insolvency;
then (1) Weichai may elect to terminate this Agreement; and (2) title to any Products and Deliverables produced by Ballard, but not yet delivered to Weichai under and in accordance with this Agreement or any applicable Work Package, will immediately vest in Weichai.

Section 13.3	Termination by Ballard
In addition to all other rights set out in this Agreement, Ballard may terminate this Agreement as follows:

(a)
at any time on twenty (20) Business Days' Notice, if Weichai is in material breach of any of its material obligations, covenants or responsibilities under this Agreement, provided that this Agreement will not terminate if Weichai either cures any such breach within twenty (20) Business Days or commences and diligently continues good faith efforts to cure, mitigate or compensate for such breach and such breach is in fact fully cured, mitigated or compensated for within four (4) Months of such Notice;

(b)	at any time on Notice, if the JV Agreement is terminated ; or

(c)	If the JVCo:

(i)	institutes proceedings to be adjudicated a bankrupt or consents to the filing of a bankruptcy proceeding against it;

(ii)
files a petition or answers or consents, or takes other proceedings, seeking reorganization, readjustment, arrangement, composition or similar relief under any law available for the protection of bankrupt or insolvent debtors;

(iii)	consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy;

(iv)	is voluntarily liquidated or wound up; or

(v)	otherwise takes any action that acknowledges its insolvency.

Section 13.4	Consequences of Termination

(1)	If this Agreement is terminated,

(a)	Ballard will complete any obligations to supply Deliverables and Products to Weichai which have accrued before the effective date of such termination;

(2)	Weichai will remain liable for the payment of all Package Costs

(a)
in relation to the Work performed and Deliverables provided by Ballard up to the effective date of such termination provided that this Work and the Deliverables were approved by Weichai according to Article 5, and for all Deliverables and Products supplied in accordance with Section 13.4(1)(a), all of which will be due and payable on the effective date of termination;

(3)
title to any Deliverables and Products produced by Ballard, but not yet delivered to Weichai under and in accordance with this Agreement or any applicable Work Package, will immediately vest in Weichai; and

(4)	If Weichai engages a Third Party to perform any Work under a terminated Work Package, Weichai will not disclose any Confidential Information of Ballard to such Third Party.

Section 13.5	Survival – General

(1)
Any termination or expiry of this Agreement for any reason will be without prejudice to the rights of either Party against the other Party accrued or accruing under this Agreement prior to its termination or expiry.

(2)
Termination of this Agreement by either Party will not act as a waiver of any breach of this Agreement and will not act as a release of either Party from any liability for breach of such Party's obligations under this Agreement. Except as provided in the Definitive Transaction Documents, any termination or expiry of this Agreement will not affect the rights and obligations of the Parties under any other agreement between the Parties.

(3)	The following rights and obligations of the Parties will survive the termination or expiry of this Agreement:

(a)	the various rights and obligations of the Parties contained in the following provisions (the “Key Surviving Provisions”) of this Agreement:

(i)	the provisions of Section 1.1 (Defined Terms);

(ii)	the provisions of Article 4 (Modifications);

(iii)	the provisions of Section 9.4(2);

(iv)	the indemnities in Article 15;

(v)	the limitations in Article 16;

(vi)	the obligations of Ballard and Weichai in Section 10.6 (Taxes);

(b)
any provisions of this Agreement reasonably and demonstrably required for the interpretation, construction or enforcement of the Key Surviving Provisions, including the provisions of Article 1 (Interpretation), Article 15 (Indemnification), Article 16 (Limitation and Release), Article 19 (Dispute Resolution) and Article 20 (Miscellaneous);

(c)	the provisions of Article 18 (Confidentiality) will continue in effect until all Confidential Information falls within one or more of the exceptions in Section 18.1(3), (4), (5) or (6);

(d)	any provisions of this Agreement which, by their explicit and specific terms, must be, or can only be, performed in whole or in part following the termination or expiry of this Agreement; and

(e)	the provisions of this Section 13.5 which governs the survival of provisions generally following the termination or expiry of this Agreement; and

(4)
any provisions of this Agreement which survive the termination or expiry of this Agreement, including the Key Surviving Provisions, will remain in full force and effect between the Parties notwithstanding such termination or expiry, will be performed by the Parties in accordance with their terms and will terminate or expire (i) as may be mutually agreed by the Parties in writing, and acting at their sole discretion, and/or (ii) as may be expressly permitted or provided for in accordance with their terms.

Article 14
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 14.1	Mutual Representations and Warranties
Each Party represents and warrants to the other that:

(1)
The execution and delivery of this Agreement and the performance by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action and will not violate (a) such Party’s certificate of incorporation or by-laws, (b) any agreement, instrument or contractual obligation to which such Party is bound in any material respect, or (c) any order, writ, judgment, injunction, decree, determination or award of any court or governmental agency presently in effect applicable to such Party;

(2)
Assuming due authorization, execution and delivery on the part of the other Party, this Agreement constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and

(3)	Its execution, delivery and performance of this Agreement does not violate any law or regulation of any court, governmental entity or administrative or other agency having authority over such Party.

Section 14.2	Weichai Representations, Warranties and Covenants
Weichai represents, warrants and covenants to Ballard as follows, and acknowledges that Ballard is relying upon such representations, warranties and covenants in entering into this Agreement, that during the Term (unless otherwise specified):

(1)
Weichai has been duly constituted and organized and is validly subsisting under the laws of the PRC, and has the corporate power and the capacity to enter into and perform its obligations under this Agreement;

(2)
Weichai has and will maintain all licenses, permits, registrations and certificates necessary to conduct lawful business activities in the Territory and to carry out its obligations under this Agreement;

(3)	Weichai will, and will ensure that Weichai Affiliates, at all times, comply with the Fundamental Covenants;

(4)	Weichai will conduct all of its activities relating to this Agreement in full compliance with all applicable laws and regulations in the Territory;

(5)
Weichai will not enter into any agreement, contract or arrangement with any government or governmental representative or with any person, firm, corporation or other enterprise imposing any legal obligation or liability of any kind whatsoever on Ballard;

(6)
all funds paid to Ballard hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and Weichai acknowledges that Ballard may in the future be required by law to disclose Weichai’s name and other information, on a confidential basis, pursuant to the PCMLTFA. Weichai also represents, warrants and covenants that (a) none of the funds to be paid by it to Ballard (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to Weichai, and (b) it will promptly notify Ballard if it discovers that any of the foregoing ceases to be true, and to provide Ballard with appropriate information in connection therewith;

(7)
Weichai is authorized to represent to its customers and other third parties only such facts about Ballard, its products and product warranties as Ballard itself states in its product descriptions, advertising, promotional materials, warranties or as may be stated in other non-confidential, written material furnished by Ballard, and Weichai will not make any false or misleading representations with regard to Ballard or the R&D Products;

(8)
Weichai acknowledges that Ballard retains absolutely its entire rights in and to the MEA IP that may be used in the research, development, use, manufacture, marketing, sale and service of MEA from time to time.  Accordingly, Weichai will not, directly or indirectly with or through any other Person, without Ballard’s prior written consent (which Ballard may arbitrarily withhold) disassemble or reverse-engineer any MEA or permit the same to be disassembled or reverse-engineered, or otherwise making any mis-use, infringing or unauthorized use of any of the MEA IP.

Section 14.3	Ballard Representations, Warranties and Covenants
Ballard represents, warrants and covenants to Weichai, and acknowledges that Weichai is relying upon such representations, warranties and covenants in entering into this Agreement, that during the Term (unless otherwise specified):

(1)
Ballard has been duly constituted and organized and is validly subsisting under the laws of British Columbia, and has the corporate power and the capacity to enter into and perform its obligations under this Agreement;

(2)
BDF Holdings has been duly constituted and organized and is validly subsisting under the laws of Canada and has the corporate power and the capacity to own the assets and carry on the business that BDF Holdings is purporting to own or carry on;

(3)
Ballard has and will maintain, and will ensure its Affliates and Subcontractors maintain, all licenses, permits, registrations and certificates necessary to carry out its obligations under this Agreement (for avoidance of doubt, in the case of Subcontractors, Ballard’s covenant under this Section 14.3(3) shall only last for the time period when such Subcontractors are carrying out the Work);

(4)
Ballard and its Affiliates, together with any Subcontractors engaged under Section 3.8, shall have the skills, expertise and resources (including necessary Intellectual Property Rights) to efficiently perform the Development Programs under this Agreement;

(5)	Ballard will conduct all of its activities relating to this Agreement in full compliance with all applicable laws and regulations under this Agreement;

(6)
Ballard will not enter into any agreement, contract or arrangement with any government or governmental representative or with any person, firm, corporation or other enterprise imposing any legal obligation or liability of any kind whatsoever on Weichai;

[Commercially sensitive covenant relating to Future Technologies redacted]

(7)
As of the date of this Agreement, the execution and delivery of this Agreement and the performance of Ballard’s obligations hereunder do not conflict with, violate, or breach or constitute a default or require any consent not already obtained under any contractual obligation or court or administrative order by which Ballard is bound;

(8)
As of the date of this Agreement, neither Ballard, nor any other member of the Ballard Group, has any knowledge of any Third Party Claim, actual or threatened, relating to the Work, the production, delivery or use of any of the Deliverables (provided such use is consistent with the terms of the Technology License Agreement), against any member of the Ballard Group based on an alleged infringement, misappropriation, misuse or violation of such Third Party’s Intellectual Property Rights;

(9)	The Deliverables made, created or provided by or on behalf of Ballard in connection with the Work shall not be subject to any liens, encumbrances, security interests, pledges or the like.
Article 15
INDEMNIFICATION

Section 15.1	Mutual Indemnification
Each Party (the “Indemnifying Party”) will indemnify the other Party and its Representatives (collectively, the “Indemnitees”) and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatever to Claims that may result in any way from any accident, injury or damage to person or property or from death of any persons by reason of any act, omission or performance under this Agreement by the Indemnifying Party or its Representatives, except to the extent that the accident, injury, damage or death is due to the gross negligence or willful misconduct of the Indemnitees.

Section 15.2	Indemnification by Weichai
Weichai will indemnify the Ballard Indemnitees and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatever to: (a) Claims relating to the exploitation of the R&D Technologies not in accordance with this Agreement or the Technology License Agreement, including without limitation the assembly or sale of R&D Products by Weichai, or the use of R&D Products by Weichai not in accordance with this Agreement or the Technology License Agreement; (b) any Weichai representation or warranty set out in Section 14.1 or Section 14.2 being untrue in any material respect when made; and (c) any material breach by Weichai of its other covenants or obligations expressly set forth in this Agreement; provided however, that the foregoing will not relieve Ballard of any obligations to Weichai pursuant to any applicable product warranty and its liabilities under Section 15.3 below.

Section 15.3	Indemnification by Ballard

(1)
Ballard will indemnify Weichai and Weichai Indemnities and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatever to: (a) any Ballard representation or warranty set out in Section 14.1 or Section 14.3 being untrue in any material respect; and (b) any material breach by Ballard of its other covenants or obligations expressly set forth in this Agreement.

(2)
Ballard will indemnify Weichai and Weichai Indemnities and save them fully harmless against, and will reimburse them for, any Damages arising out of or relating to any infringement, misappropriation, misuse or violation of any Intellectual Property Rights of a Third Party that arises from the exploitation of the R&D Technologies by Weichai in the Licensed Markets in the Territory in a manner consistent with the terms of the Technology License Agreement.

Section 15.4	Indemnification Procedure
This Section 15.4 will be applicable to any Claim arising under this Agreement made against an Indemnitee by a Third Party (a “Third Party Claim”) for which the Indemnitee is entitled to indemnification from the Indemnifying Party pursuant to this Agreement:

(1)
The Indemnitee seeking indemnification under an applicable indemnity provision in this Agreement for a Third Party Claim made, commenced or brought against the Indemnitee by a Third Party and from and against any resulting, associated or related Damages flowing from any such Third Party Claim will, directly or through the Party to which the Indemnitee is related (the “Related Lead Party”), Notify the Indemnifying Party in writing of the Third Party Claim within twenty (20) Business Days after receipt by the Indemnitee of Notice of the Third Party Claim. The Notice to the Indemnifying Party will describe with reasonable particularity (to the extent that information is available) the factual basis for the Third Party Claim and, if known, the estimated amount of the Third Party Claim and any indemnified Damages that have been or may be sustained by the Indemnitee in respect thereof. If the Indemnitee does not give Notice to the Indemnifying Party in the aforesaid time frame, then such failure will lessen or limit the Indemnitee's rights to indemnity hereunder to the extent that the defence of the Third Party Claim was prejudiced by such lack of timely Notice. Following notification of the Indemnifying Party of the Third Party Claim as aforesaid, the Indemnitee will deliver, directly or through the Related Lead Party, reasonably promptly after the Indemnitee's receipt thereof, copies of all Notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.

(2)
The Indemnifying Party will have the right, within twenty (20) Business Days after being so notified (the “Assumption Deadline”), to assume the defense, negotiation and (if possible) settlement of such Third Party Claim with counsel reasonably satisfactory to the Indemnitee. In any such proceeding the defense of which the Indemnifying Party will have so assumed, the Indemnitee will have the right to participate therein and retain its own counsel (without otherwise affecting the rights of the Parties under the applicable indemnification provision under this Agreement) at its own expense unless:

(a)	the Indemnitee and the Indemnifying Party will have mutually agreed to the retention of such counsel;

(b)	the Indemnitee will have reasonably concluded that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party; or

(c)
the named parties to any such proceeding (including the pleaded parties) include both the Indemnifying Party and the Indemnitee, and representation of both such parties by the same counsel would be inappropriate in the opinion of the Indemnitee's counsel, acting reasonably, due to actual or potential differing interests between them;

in any such case, one firm of lawyers separate from the Indemnifying Party's counsel may be retained to represent the Indemnified Parties at the Indemnifying Party's expense. Any settlement of such a Third Party Claim, the defense of which has been assumed by the Indemnifying Party, will not, unless such settlement does not prejudice the Indemnitee in any way, be entered into by the Indemnifying Party without prior written consent of the Indemnitee, which consent will not be unreasonably withheld, conditioned or delayed.

(3)	If:

(a)	the Indemnifying Party fails to assume control of the defence, negotiation and (if possible) settlement of any Third Party Claim by the Assumption Deadline pursuant to Section 15.4(2) above; or

(b)
the Indemnifying Party, having elected to assume control of the defence, negotiation and (if possible) settlement of a Third Party Claim, thereafter fails to defend the Third Party Claim within a reasonable time;

the Indemnitee will be entitled to assume such control and will, subject to Section 15.4(4), have the right to contest, settle or pay the amount claimed, except that the Indemnitee in this circumstance is neither authorized nor approved to incorporate into any such contest, settlement or payment any covenant, warranty, representation or admission on the part of the Indemnifying Party. The Indemnifying Party will be liable for and will indemnify the Indemnitee for all Damages relating to such Third Party Claim including all Damages incurred in the course of the Indemnitee contesting and/or settling such Third Party Claim pursuant to this Section.

(4)
Whether or not the Indemnifying Party assumes control of the defence, negotiation and (if possible) settlement of any Third Party Claim, neither the Indemnifying Party nor the Indemnitee will settle, enter any consent order, or make any other compromise or material admission of liability in respect of any Third Party Claim without the written consent of the other such Person, as the case may be (which consent will not be unreasonably withheld, delayed or conditioned) unless the Person from whom such consent is required pursuant to this Section 15.4(4) has provided a written waiver of its rights in respect of the Third Party Claim.

(5)
With respect to all Third Party Claims, the Indemnitee will cooperate in all reasonable respects with the Indemnifying Party in connection with any Third Party Claims and the defense, negotiation and/or settlement thereof. Such cooperation will include the retention and (upon the Indemnifying Party's request) the provision to the Indemnifying Party of records and information reasonably relevant to the applicable Third Party Claim, making applicable Related Parties available on a mutually convenient basis to provide additional information, to provide explanation of any material provided under this Agreement and/or to provide assistance and testimony where same is of material assistance in evaluating, defending, negotiating and/or settling the Third Party Claim. If the Indemnifying Party will have assumed the defense of a Third Party Claim, the Indemnitee will not, without first waiving the indemnity as to such claim, admit any liability with respect to, or settle, compromise, or discharge, the Third Party Claim, without the Indemnifying Party's prior written consent; provided that admissions of facts which an Indemnitee may reasonably be required to make will not be deemed to be admissions of liability. The Indemnifying Party and the Indemnitee will keep each other fully advised with respect to the status of the defence, negotiation and/or settlement of the Third Party Claim including supplying copies of all relevant documentation reasonably promptly as it becomes available.

(6)
The Parties will cooperate with each other with respect to resolving any Claim or Damages with respect to which one Party is obligated to indemnify the other Party under this Agreement, including by taking reasonable efforts to mitigate or resolve any such Claim and/or Damages.

(7)
Upon payment of the Third Party Claim, the Indemnifying Party will be subrogated to all Claims the Indemnitee may have relating thereto. The Indemnitee will give such further assurances and cooperate with the Indemnifying Party to permit the Indemnifying Party to pursue such subrogated claims as reasonably requested by it.

(8)
If the Indemnifying Party has paid an amount pursuant to the indemnification obligations herein and the Indemnitee will subsequently be reimbursed from any Third Party source in respect of the Third Party Claim, the Indemnitee will promptly pay the amount of the reimbursement (including interest actually received) to the Indemnifying Party, net of taxes required to be paid by the Indemnitee as a result of such payment and plus any taxes saved or recovered by the Indemnitee as a result of such payment.

Section 15.5	Insurance

(1)
Weichai will obtain and maintain adequate and customary insurance coverage, including Commercial General Liability insurance and umbrella or excess insurance in respect of the Business. Weichai will name Ballard as additional insured on the commercial general liability, umbrella or excess insurance in respect of the Business, which insurance will cover risks of loss, damage or injury associated directly or indirectly with Weichai’s business activities. Weichai will, upon request by Ballard from time to time, provide satisfactory evidence of such coverages.

(2)
Ballard will obtain and maintain adequate customary insurance coverage, including Commercial General Liability insurance and umbrella or excess insurance for selling and supplying Fuel Cell Stacks and Fuel Cell Modules. Ballard will name Weichai as additional insured on the commercial general liability, umbrella or excess insurance, which insurance will cover risks of loss, damage or injury associated directly or indirectly with Ballard’s business activities. Ballard will, upon request by Weichai from time to time, provide satisfactory evidence of such coverages.

Article 16
LIMITATION AND RELEASE

Section 16.1	Ballard Limitation and Release
Ballard will only be liable to Weichai for direct Damages suffered by them up to a maximum amount equal to two (2) times the total amounts actually paid by Weichai to Ballard pursuant to this Agreement (including the Schedule hereto) and Weichai hereby releases Ballard from all other Claims or greater amount. IN NO EVENT WILL BALLARD BE LIABLE FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RESULTING FROM THIS AGREEMENT, INCLUDING LOST PROFITS, LOST REVENUES, FAILURE TO REALIZE EXPECTED SAVINGS, OR OTHER INDIRECT COMMERCIAL OR ECONOMIC LOSSES OF ANY KIND, HOWEVER ARISING AND UNDER ANY THEORY OF LIABILITY, WHETHER IN AN ACTION FOR CONTRACT, WARRANTY, STRICT LIABILITY, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, REGARDLESS OF WHETHER BALLARD HAS BEEN ADVISED ABOUT THE POSSIBILITY OF SUCH DAMAGE OR LOSS AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY REMEDY. THIS LIMITATION OF LIABILITY PROVISION APPLIES IN THE AGGREGATE AND NOT ON A PER CLAIM BASIS. THIS LIMITATION OF LIABILITY PROVISION DOES NOT LIMIT A PARTY’S LIABILITY FOR GROSS NEGLIGENCE, FRAUD OR INTENTIONAL MISCONDUCT. Without limiting the generality of the foregoing, Ballard will not be liable for:

(1)	any loss or damage caused by the failure of Weichai to meet its responsibilities under this Agreement or the other Definitive Transaction Documents;

(2)
any loss or damage to any property or for any personal injury or economic loss or damage caused by the connection of a Ballard product to other devices or systems, except where such loss or damage results from or is attributable to defects, failures or other non-conformities of the Ballard product with applicable specifications; or

(3)
any loss, damage or injury arising from or as a result of, misuse, abuse, modification or incorrect installation, integration or operation of a Ballard product, or the installation, integration or operation of a Ballard product by persons other than those employed by a Weichai Group member or authorized by Ballard.

Section 16.2	Weichai Limitation and Release
Weichai will only be liable to Ballard for direct Damages suffered by them up to a maximum amount equal to two (2) times the total amounts actually paid by Weichai to Ballard pursuant to this Agreement (including the Schedule hereto) and Ballard hereby releases Weichai from all other Claims or greater amount.. IN NO EVENT WILL WEICHAI BE LIABLE FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RESULTING FROM THIS AGREEMENT, INCLUDING LOST PROFITS, LOST REVENUES, FAILURE TO REALIZE EXPECTED SAVINGS, OR OTHER INDIRECT COMMERCIAL OR ECONOMIC LOSSES OF ANY KIND, HOWEVER ARISING AND UNDER ANY THEORY OF LIABILITY, WHETHER IN AN ACTION FOR CONTRACT, WARRANTY, STRICT LIABILITY, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, REGARDLESS OF WHETHER WEICHAI HAS BEEN ADVISED ABOUT THE POSSIBILITY OF SUCH DAMAGE OR LOSS AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY REMEDY. THIS LIMITATION OF LIABILITY PROVISION APPLIES IN THE AGGREGATE AND NOT ON A PER CLAIM BASIS, WHETHER ANY DAMAGES ARE CHARACTERIZED IN TORT, NEGLIGENCE, CONTRACT OR OTHER THEORY OF LIABILITY, EVEN IF WEICHAI HAS BEEN ADVISED, HAD REASON TO KNOW, OR SHOULD REASONABLY HAVE KNOWN, OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE, AND IRRESPECTIVE OF ANY FAILURE OF ESSENTIAL PURPOSE OF A LIMITED REMEDY. THIS LIMITATION OF LIABILITY PROVISION APPLIES IN THE AGGREGATE AND NOT ON A PER CLAIM BASIS. Without limiting the generality of the foregoing, Weichai will not be liable for any loss or damage caused by the failure of Ballard to meet its responsibilities under this Agreement or the other Definitive Agreements.
Article 17
FORCE MAJEURE

Section 17.1	Consequences of Force Majeure
During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent and for the period that such obligations are not performed as a result of such event of Force Majeure, will be suspended, and such Party will not be considered to be in breach or default hereunder, for the period of such occurrence. The suspension of performance will be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either Party that arose before the event of Force Majeure causing the suspension of performance will be excused as a result of the event of Force Majeure.

Section 17.2	Notice of Force Majeure and Time Limits Extended
A Party whose obligations under this Agreement are affected by an event of Force Majeure will give the other Party prompt Notice of the particulars of the event of Force Majeure and its expected duration. Subject to Section 17.3, all time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from such event of Force Majeure.

Section 17.3	Elimination of Force Majeure
A Party whose obligations under this Agreement are affected by an event of Force Majeure will use all commercially reasonable efforts to eliminate the event of Force Majeure and to remedy its inability to perform its obligations under this Agreement, but nothing herein will require the Party to question or test the validity of any law, rule, regulation or order of any government or government body or to perform its obligations if an event of Force Majeure renders performance impossible.

Section 17.4	Continuation of Force Majeure
If an event of Force Majeure continues for more than sixty (60) days and materially adversely affects the ability of a Party to perform its obligations hereunder, the Parties will use all commercially reasonable efforts to adapt the requirements of this Agreement and each other agreement contemplated in this Agreement in a manner that achieves to the greatest extent possible the economic, legal and commercial objectives of the Parties as evidenced in this Agreement, and the other agreements contemplated in this Agreement, and, if they do not agree on the manner in which such requirements should be adapted within a further ten (10) Business Days, each Party may require the matter to be determined in accordance with Article 19.
Article 18
CONFIDENTIALITY

Section 18.1	Confidentiality Obligations
Each Party will, and will cause the members of its Group and its and their Representatives to, keep all Confidential Information of the other Party confidential and will not use or disclose such Confidential Information to any Person except to the extent:

(1)
such use or disclosure is expressly permitted or contemplated pursuant to this Agreement or any agreement contemplated herein, and in such circumstances under terms of confidentiality, non-use and non-disclosure consistent with and no less stringent than the terms of this Section 18.1;

(2)
such use or disclosure is required by applicable law or the rules of any regulatory organization or stock exchange to which the disclosing Party is subject, after being so advised by competent legal counsel having considered the facts and any ability to redact or otherwise limit such use or disclosure permitted at law, and in any event if a Party is to make any securities filing relating to this Agreement, it will avoid disclosing any Confidential Information to the maximum extent permitted by law and it will provide the other Party with a copy of the proposed disclosure in advance of filing and will in good faith consult with the other Party and take into consideration and reflect reasonable comments provided by it in respect of such proposed disclosure;

(3)
such information can be shown, by the written records of the receiving Party, to already have been known to it at the time that it was disclosed to or obtained by it and which was not obtained directly or indirectly from the other Party or any member of its Group;

(4)
such information is in the public domain other than as a result of a breach of this Agreement or any agreement contemplated in this Agreement; provided that particular information will not be considered to be in the public domain merely because such particular information is contained within, or consolidated with, more general information which itself is in the public domain;

(5)
such information has been disclosed to the receiving Party by a Third Party who was under no duty of confidentiality with respect to such Confidential Information at the time it was so disclosed to the receiving Party;

(6)	such information is independently developed by the receiving Party or an Affiliate thereof without using any Confidential Information of the other Party;

(7)
such use or disclosure is required pursuant to a final order or judgment of a court of competent jurisdiction and in such case the Parties will cooperate with one another to obtain an appropriate protective order or other reliable assurance that the confidentiality of such Confidential Information will be maintained; or

(8)	that the other Party has given its prior written consent thereto.

Section 18.2	Confidentiality and Third Parties

(1)
Each Party will cause any Third Party to which it delegates or subcontracts any of its obligations under this Agreement (as may be permitted under this Agreement) to enter into a written agreement under which it agrees to be bound by the terms of Section 18.1 (or terms that are substantially the same as those in Section 18.1).

(2)
Neither Party will disclose any Confidential Information to any employee or of it or any member of its Group unless such employee has entered into a written agreement under which he or she agrees to be bound by the terms of Section 18.1 or has entered into an employment agreement requiring him or her to observe substantially similar confidentiality obligations.

(3)
A Party will, as soon as reasonably practicable following a request therefor, provide to the other Party a certification of or declaration of that Party, signed by a senior officer of that Party, confirming that such Party has complied with this Section 18.2 and has obtained all appropriate contractual confirmations and agreements required under this Section 18.2.

Section 18.3	Publicity and the Content of the Definitive Transaction Documents
Each Party will not, and will ensure that the members of its Group, and its and their Representatives do not, release, publish, advertise or in any other way disclose the existence of or the content of this Agreement, the agreements and instruments entered into pursuant to this Agreement or the transactions contemplated hereunder and thereunder to any Third Party, including any news media organization, without the prior consent of the other Party, except to the extent provided for under Section 18.1. Following the initial public disclosure of or relating to this Agreement, the Parties will be entitled to publicly refer to the existence of this Agreement and will each use commercially reasonable efforts to consult with the other Party and co-ordinate their approach to the on-going and periodic use of publicity and advertising material relating to the matters contemplated in this Agreement.

Section 18.4	Treatment of Confidential Information
Each Party acknowledges that the Confidential Information of the other Party consists in part of information vital to the business and commercial prospects of that other Party and that such information is the special, valuable and unique property of that other Party and would not normally be disclosed to it. Accordingly, each Party agrees to use all commercially reasonable efforts to protect such Confidential Information and keep it confidential using a standard of care no less than the degree of care that such Party would be reasonably expected to employ for its own similar Confidential Information, but in any event no less than reasonable care. Ballard will: (a) physically and electronically secure the work space, computer equipment, physical and electronic records, and laboratory facilities of each Ballard Group member; and (b) enter into agreements with Subcontractors which require each Subcontractor to perform equivalent obligations.

Section 18.5	Equitable Remedies
In the event of a violation, contravention, breach or threatened breach of this Article 18 by a Party, the other Party will be entitled to both temporary and permanent injunctive relief. The right of a Party to injunctive relief will be in addition to any and all other remedies available to it and will not be construed to prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

Section 18.6	No Waiver by Virtue of Non-Exercise of Rights
No failure or delay by a Party or any representatives of a Party in exercising any right, power or privilege under this Article 18 will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No provision of this Article 18 may be waived or amended nor any consent given except in writing signed by a duly authorized officer of each Party so waiving or consenting.

Section 18.7	Prior Confidentiality Agreement
The provisions contained in this Article 18 will take effect on the date of this Agreement, at which time they will supersede the terms and conditions contained in the Framework Agreement. The Parties acknowledge and agree that all Confidential Information provided by either Party to the other prior to the date of this Agreement will be governed by, and will be held subject to the provisions of, this Agreement, including the confidentiality provisions of this Article 18.
Article 19
DISPUTE RESOLUTION

Section 19.1	Settling Disputes
If at any time a dispute, claim, question or difference arises out of or in connection with this Agreement, or in respect of any legal relationship associated with or derived from this Agreement (a “Dispute”), a Party that wishes that the issue be considered further will give Notice to the other Party requiring that such issue or dispute be decided pursuant to this Article 19.

Section 19.2	Referral to Senior Officers
If Notice is given pursuant to Section 19.1, a Party may ask a designated senior officer of each of the Parties forthwith to initiate discussions with one another with a view to settling the Dispute. For this purpose, the designated senior officer of Weichai will be its legal representative and the designated senior officer of Ballard will be its President and CEO, unless otherwise Notified from time to time. The Parties further agree that at any time after the date of the Notice delivered pursuant to Section 19.1, either Party may refer the dispute for mediation under the auspices and in accordance with the Rules of the Shanghai Commercial Mediation Center.

Section 19.3	Decision Binding
A decision reached by such senior officers pursuant to Section 19.2 and communicated by them in writing to the Parties will be binding on the Parties and will be implemented.

Section 19.4	Submission to Arbitration

(1)
If the senior officers are not able to resolve a Dispute or no settlement can be reached through mediation within sixty (60) days of the date of the Notice delivered pursuant to Section 19.1, then the Party that wishes to initiate the arbitration of the Dispute will be entitled to refer the Dispute to arbitration and the Dispute will be referred to and finally resolved by arbitration conducted at the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted in accordance with such Rules.

(2)
The arbitration tribunal will consist of three (3) arbitrators, one (1) appointed by Weichai, one (1) appointed by Ballard, and the third arbitrator (who will be the presiding arbitrator) appointed by agreement between the Parties, or if the Parties cannot agree, by agreement between the aforementioned two arbitrators, or if the aforementioned two arbitrators cannot agree, by the Chairman of HKIAC. If either Weichai or Ballard or the two (2) arbitrators first appointed by the Parties fail to appoint an arbitrator within the earlier of (a) the expiration of thirty (30) days or (b) the time specified in the relevant Article of the HKIAC Administered Arbitration Rules, then the Chairman of HKIAC will make such appointment.

(3)	The place of arbitration will be Hong Kong and the arbitration will be conducted in English.

(4)
Except as otherwise required by law, the Parties and the arbitrator(s) will maintain as confidential all information or documents obtained during the arbitration process, including the resolution of the dispute.

(5)
The arbitrators will not have the power to grant provisional and conservatory measures including injunctions, restraining orders and specific performance, and each Party reserves its right to apply for such remedies to any ordinary court of competent jurisdiction, in which case such Party may apply directly to such court without complying with Section 19.4(1).

Section 19.5	Arbitration Award
Any arbitration award will be in writing, in the English language, and will contain the reasons for the award as well as a decision regarding payment of costs by the Parties. The non-prevailing Party will reimburse the prevailing Party for all reasonable legal costs resulting from the arbitration.

Section 19.6	Acceptance and Implementation
The Parties will accept as final and binding, and proceed in good faith diligently to implement, the award or decision of the arbitrator(s) pursuant to Section 19.5. Each Party irrevocably and unconditionally (i) consents to the jurisdiction of any such arbitration proceeding and waives any objection that it may have to personal jurisdiction or the laying of venue of any such proceeding; and (ii) knowingly and voluntarily waives its rights to have disputes tried and adjudicated by a judge and jury except as otherwise expressly provided herein.
Article 20
Miscellaneous

Section 20.1	Notices
Any notice required to be given regarding the matters contemplated by this Agreement (a “Notice”) must be in writing in English, sent by e-mail, mail, personal delivery, courier or facsimile and addressed as follows:
[contact information redacted]
A Notice is deemed to be given and received (i) if sent by mail, on the fifth (5th) Business Day following the date of mailing, if the date of mailing is a Business Day and the mailing was effected before 4:00 p.m. (local time in the place of mailing), or (ii) if sent by e-mail, personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made before 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party. The Party sending any Notice has the burden of proving delivery and receipt of any such Notice.

Section 20.2	Further Assurances
The Parties further covenant and agree that they will execute such further agreements, assurances, papers and documents and perform or cause to be done and performed such further and other acts and things that may be necessary or desirable from time to time in order to give full effect to this Agreement and every part hereof.

Section 20.3	Expenses
Except as otherwise contemplated in this Agreement, each Party will bear its own costs and expenses (including legal and accounting fees and travel expenses) incurred in connection with the preparation, execution, delivery and performance of this Agreement.

Section 20.4	Time of the Essence
Time is of the essence in this Agreement.

Section 20.5	Status
Nothing contained in this Agreement will be deemed in any way or for any purpose to constitute any Party a partner of the other. Each Party will remain as an independent legal entity and be responsible for its own rights and responsibilities under this Agreement. However, the Parties will cooperate with each other closely on the issues stipulated in this Agreement.

Section 20.6	Third Party Beneficiaries
The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of, any Person, other than the Parties. No Person, other than the Parties to this Agreement, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 20.7	Amendments
This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by both Parties.

Section 20.8	Waiver
No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right it may have.

Section 20.9	Entire Agreement
This Agreement together with all the Schedules constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to such transactions including the relevant provisions of the Framework Agreement. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, including implied warranties or conditions of merchantability or fitness for a particular purpose, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement together with all the Schedules. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 20.10	Successors and Assigns

(1)
This Agreement becomes effective when executed by all of the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns.

(2)
Neither this Agreement nor any of the rights or obligations under this Agreement, including any right to payment, may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed, provided that Weichai may assign its rights and obligations hereunder to the JVCo as set out in Section 2.2. Any purported assignment or transfer contrary to this Subsection (2) will be null and void and of no effect.

Section 20.11	Severability
If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 20.12	Governing Law
This Agreement is governed by, and will be interpreted and construed in accordance with, the laws of Hong Kong, without reference to provisions concerning conflicts of laws. The provisions of the United Nations Convention on Contracts for the Sale of Goods are hereby excluded. It is the intent of the Parties that the laws of the Hong Kong apply in all circumstances notwithstanding any applicable legislation, rule, interpretation, custom or practice of or in Hong Kong relating to the choice or conflicts of laws, or to the attornment by any Party to any particular jurisdiction, that would oust, preclude, or otherwise limit the right of the Parties to interpret this Agreement under, the laws of Hong Kong. Notwithstanding the foregoing provisions, nothing in this Section 20.12 shall be construed as preventing any Party from seeking conservatory or interim relief from the courts of Hong Kong or from enforcing any arbitration award granted in accordance with Article 19 in any of the courts of Hong Kong.

Section 20.13	Counterparts
This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

Section 20.14	Remedies Cumulative
Unless otherwise expressly stated in this Agreement, the remedies provided in this Agreement are neither exclusive nor mutually exclusive, and subject to the limitation of liability provisions in this Agreement, the Parties will be entitled to any and all such remedies, and any and all other remedies that may be available to the Parties at law or in equity, by statute or otherwise, individually or in any combination thereof.
[Remainder of page intentionally left blank. Signature page(s) follow.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in duplicate by its duly authorized officers as of the day and year first above written.

WEICHAI POWER CO., LTD. Authorized representative
By:
Name:
Title:
Date:

BALLARD POWER SYSTEMS INC.
By:
Randall MacEwen President and CEO
Date:
By:
Tony Guglielmin VP and CFO
Date:

[Schedules to agreement redacted due to commercial sensitivity or as being immaterial]

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